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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jugos del Valle, S.A. de C.V.

*CURRENT ADDRESS Av. Ejército Nacional No. 904
15th Floor
Col. Palanco Mexico
C.P. 11560
Mexico, D.F.

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4258 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 5-9-02

82-4258

AR/S
12-31-00

02 APR 26 AM 11:52

JUGOS DEL VALLE, S.A. DE C.V.

ANNUAL REPORT, 2000

Legal Entity	Av. Insurgentes No. 30 Barrio de Texcacoa C.P. 54600 Tepotzotlán, Estado de México Phone Number: 5899-10-00
Main Offices	Av. Ejército Nacional No. 904 15th Floor Col. Polanco México C.P. 11560 México, D.F. Phone Number: 5557-97-77 // 557-92-91
Title Characteristics	Name *Valle* Series *b* Listed on the Mexican Stock Exchange OTC Market

The VALLE shares are listed in the BMV (Mexican Stock Exchange) and are registered in Subsection "A" of the "Stocks Section" of RNVI under the CNByV.

The Company tries to maintain good communication with the national and international financial community, complying with the rules established by the BMV and CNByB. Historically, Valle's shares have acquired a position more as an alternative for investment or of investors oriented towards medium and long term investments. Valle's shares also have the possibility of operating in the US market, where it has a level 1 program of ADR´s, 5 shares per each ADR. The listing code is Juvasa.

INDEX

I.- GENERAL INFORMATION.-

1.- Glossary of Terms and Definitions:

GLOSSARY OF TERMS AND DEFINITIONS

A.C. Nielsen Company, S.A.	"Nielsen"
Common Shares, ordinary, nominative, serie "B-1" unique, Class I	Serie "B-1"
American Depositary Receipts	"ADR´s"
American Depositary Shares	"ADS´s"
Asesores y Promotores de Mercados, S.A. de C.V.	"Aspro"
Banco Nacional de México, S.A. de C.V.	"Banamex"
Banca Quadrum, S.A.	"Banca Quadrum"
Bebidas Carbonatadas	"Refrescos"
Bolsa Mexicana de Valores, S.A. de C.V.	"BMV"
Buró de Investigación de Mercados, S.A.	"Bimsa"
Box with 24 bottles of 8 ounces (192 oz.of finished product)	"Standard Box"
Citibank, S.A.	"Citibank"
Code México, S.A. de C.V.	"Kul tai"
Comercializadora Val-Vita, S.A. de C.V.	"Val-Vita"
Comisión Nacional Bancaria y de Valores	"CNBV"
Confederación de Trabajadores Mexicanos (Syndicate)	"CTM"
Confederación Revolucionaria de Obreros y Campesinos (Syndicate)	"CROC"

Despacho Hernández, Lozano, Marrón y Cía, S.C.	“BDO BINDER”
Jugos del Valle, S.A. de C.V..	"Company"
Esencias y Concentrados S.A. de C.V.	“Esencias y Concentrados”
F.D.I. Corporation	"FDI"
Federación Revolucionaria de Empleados y Trabajadores (Syndicate)	"FRET"
Florida7, S.A. de C.V..	“Florida7 o F7”
Grupo Básico, S.A. de C.V.	“Grupo Básico”
Tropicana, S.A. de C.V.	“Tropicana-México”
Indice Nacional de Precios al Consumidor (Consumers Price Index)	"INPC"
Industrias Alimenticias Zacatecas, S.A. de C.V.	"IAZ"
Inmobiliaria Juvasa, S.A. de C.V.	“Juvasa”
Instituto Mexicano de Contadores Públicos	"IMCP"
Instituto Mexicano del Seguro Social	"IMSS"
Instituto Nacional de Estadística, Geografía e Informática	"INEGI"
Ixe Banco, S.A.	"Ixe Banco"
Jugos del Valle, S.A. de C.V.	"VALLE"
Jugos del Valle, U.S.A., Inc.	"VALLE-USA"
Jugos del Valle, España, S.L.	“VALLE-España

”

Moneda de curso legal en Estados Unidos de América	"US$" o "dólares"
Moneda de curso legal en México	"Pesos" o "$"
Nabisco, S.A. de C.V.	"Nabisco"
Nacional Financiera S.N.C.	"NAFIN"
Nestlé de México, S.A. de C.V.	"Nestlé"
Principios de Contabilidad Generalmente Aceptados en México (Acounting Principles Generally Accepted in México)	"PCGA"
Promotora del Valle – Guajardo, S.A. de C.V.	"PVG"
Rabobank Nederland, N.A. [ ]	"Rabobank"
Registro Nacional de Valores e Intermediarios	"RNVI"
Sociedad Mexicana de Pediatría, S.C.	"SMP"
Holdinbras Participacoes, LTDA y Subsidiaria.	"VALLE-Brasil"
Tasa de Interés Ofrecida del Mercado Interbancario de Londres ("London Interbank Offered Rate")	"LIBOR"
Tetrapak, S.A. de C.V.	"Tetrapak"

2.- EJECUTIVE RÉSUMÉ

EXECUTIVE RÉSUMÉ

The following information is completely authorized and subject to the information contained in this document and the Financial Statements, as well as the pertinent notes which are included in another section of this report, which should be read as a whole. The present document refers to different companies and terms, which have been defined in the Section "Glossary of Terms and Definitions".

THE COMPANY

The business that now conforms Jugos del Valle, S.A. de C.V. had its origins in 1947 as a company that produced fruit juices (principally grape juice) and, in 1978 was constituted as VALLE, an association between Ing. Manual Albarrán Macouzet and H. J. Heinz. In 1990, the Albarrán family bought out H. J. Heinz. VALLE now has 10 subsidiaries which are mainly dedicated to the elaboration, bottling, commercialization, import and export of juices, nectars, fruit, pulp, concentrated drinks, carbonated drinks, and food. The Company is also dedicated to the distribution of its own products and those of third parties through its own distribution channels, and is supported by independent distributors. *See "The Company - Corporative Structure" and "The Company – Recent Events" as well as "The Company – Description – Main Activities":*

VALLE has ten plants in México and one in Brazil. In México these plants are located in the States of Mexico, Zacatecas, Baja California Norte (2), Veracruz, Nuevo León, San Luis Potosí (closing in 2001), Querétaro and Distrito Federal (2). The majority of the products elaborated by VALLE and commercialized on a national level are distributed to approximately 100 distribution centers and warehouses (owned by VALLE and by third parties) throughout the country in order to reach more than 230 000 selling points.

Some of the main proprietary brands that VALLE produces and commercializes in Mexico and foreign countries in Juices and Nectars are the Valle, Valle Light, Tropyfrut, Mini Valle, Florida7, Brisco, and Valencia brands. In Fruit Drinks VALLE has Frutsi, Bébere Frut. Tropicana, Apretón, and Valle Frut brands. In Multi Flavor Drinks it has Barrilitos, Del Valle, and Pep brands mainly; other products are the fruit pulps and concentrates, Valvita tomato sauce, and in bacillus lacteous beverages the Kultai brand.

VALLE has over 3 000 clients in different commercialization channels, these are independent of the selling points through the traditional channels stated in the afore mentioned paragraph. It has presence in all the national and regional supermarkets as well and convenience stores and the most important wholesalers.

The Company estimates that the juice, nectar, and fruit drink market in Mexico has an approximate total value of over US $900 million a year, greatly inferior to the carbonated drink market, which reflects an important opportunity for this segment, where the consumer constantly evaluates the possibility of changing habits by looking for drinks that offer a more nutritional value.

In accordance with Nielsen data on a national level and measured in terms of value (by the last 12 months to December of the year 2000). VALLE occupies the 2nd place in the market, with a participation close to 29% (incorporating the participation of Florida7); in the beverage segment, it has a participation of 27.4%, and in the orangeade sector the acquisition of Tropicana-Mexico, and the recent development of Bébere Frut gives the company a participation of 15.1%. *See "The Company – Description – Distribution Channels - Competence."*

The VALLE products with brands like Futsi, Minivalle, Valle Práctic, and Valle Aluminio among others are exported to approximately 30 countries where we have independent distributors and, in some cases like Brazil, these are produced locally. We mainly service supermarket chains and cover the rest of the market through local distributors. Our main countries in terms of sales are Brazil and the United States, in second place we have other countries in the South American region such as Venezuela and Peru, in Central America we have outstanding sales in Guatemala and El Salvador; and we also have a presence in the Caribbean Region.

It is very important to emphasize the fact that in the year 2000 VALLE was awarded the National Exportation Award in the category of Big Enterprises this obligates us to acquire a commitment of continuity in relation to the levels of quality, service, and expansion.

This expansion in the market derives from the Vision and Mission that VALLE has defined for the last few years.

The vision of VALLE is to make our company number ONE and satisfy all the needs of the segments of Latin American consumers with the best juices, nectars, fruit drinks and flavored beverages within easy reach of hand and pocket.

Its Mission is to aggressively develop the leadership of Jugos del Valle in the Latin American market of juices, nectars, fruit drinks and flavored beverages where the act of being a share holder, a collaborator, client, or distributor of our company shall be a matter of great pride and satisfaction.

In the second semester of 1999, VALLE finalized the construction of a plant in the State of Sao Paulo, in Brazil, which started operations in October of this year. The company is achieving great competitivity and achieving leadership in the segment of ready to drink juices, surpassing our main competitor - Parmalat, and obtaining a participation of 23% as well as opening a new road for the market in the Mercosur region.

In order to achieve its objectives, the Company has focused on the following business strategies:

i) Surpass the profitability level of global business.
ii) Diversification of products and markets.
iii) Consolidation of plants.
iv) International development.
v) Synergy with Barrilitos (PVG) and Florida7.
vi) Direct distribution.

vii) International quality standards.

The year 2000 brought about the strategic alliance with the company that produces Kul-Tai, a drink with lacteous bacillus that has great potential in the market, as well as the acquisition of Florida7, being the third company of great national acceptance that produces juices, nectars, fruits drinks, and concentrates.

The acquisition of Florida7 has signified a very important growth in the Group's participation in the market, reaching a level of 29% in November of the year 2000. In addition, the existing synergies will reflect significant operating savings that will contribute to the improvement of the operating profit margins in the first semester of the year 2001.

We have implemented a series of actions that have permitted Jugos del Valle to substantially increase its gross margins in relation to those of the last year. Additionally, we have established programs for the reduction and control of operative fixed expenses for the last part of the fourth trimester of the year, which will permit a gradual increase of the operative utility of the Company.

As part of the integration process of the new businesses, the exploitation of the operative synergies and with the object of reducing the load of fixed operative expenses, the following actions were taken: the reduction of personnel in all structures of the national operation, the closing during the year 2001 of the San Luis Potosi plant, the closing of 7 deposits depending on the San Luis Potosí plant, also one in Durango and two in Mexico City, which originated extraordinary non-repetitive derogations reflected in the entry of other expenses (other financial operations) *(See "Results of the Operation").*

We also made an analysis of our costs with one of the best consulting companies in the world, which has resulted in great cost reductions resulting from the consolidation of purveyors, better negotiations and investments in high-end technology among other things.

We have also gone through the process of corporate restructuring which, in spite of having been a very painful and difficult action, will let us enjoy a structure with less operative expenses at the beginning of the year 2001.

In relation to the operative area, the consolidation of the refreshment drinks division as well as the proprietary distribution channels of Jugos del Valle have begun to generate positive results, which will be key elements for the improvement of the Group's results.

In relation to the International Area, the negative effects of the Group's operative results were very important during the year. This was due mainly to the operations in Brazil. However, the investment made in the plant for the local producing process has significantly increased the competitivity of our products in this developing market of great potential, including the exports to the countries of Mercosur. Nowadays, Sucos del Valle Do Brasil (owned by the subsidiary denominated "VALLE- Brasil") is leader of the Brazilian juice market, with a participation in the market of 22.8%. This is an extraordinary result after only 5 years of presence in that country, and only a year and a half since we started producing locally.

A sample of the great potential in the Brazilian market is the sustained growth of invoices of Sucos del Valle, which has permitted us to operate almost at breakeven point during the last trimester of this year and with a positive UAFIR, as well as a significant increase in the percentage of use of its installed capacity, which will undoubtedly contribute to the betterment of the Group's results next year.

3.- RISK FACTORS

RISK FACTORS

General

We consider that the risk factors can be divided in three segments, the first is related to the development of the Company, the second is related to its environment, that is to say, to its own development of juices, nectars, fruit drinks and flavored beverages, and finally others that encompass the macroeconomic aspect.

A) Company Risks -: Sales, Acquisitions, and Working Capital

Selling Seasons

The best selling season for the Company is the first semester, and it is reduced in the second semester. The Summer season tends to be good, however, the climate is a very important factor and has a favorable influence in direct relation to high temperatures and sales decrease when the weather is rainy and/or cold. It is important to emphasize that direct sales are affected in Summer due to the school vacations. We try to replace these sales through Summer programs in vacation centers such as beaches or resorts.

VALLE has followed a strategy to achieve international sales of its products in order to reduce climatic, economic, and seasonal effects in regard to the sale of its products in Mexico. The foreign sales of VALLE up to December 31 of the year 2000 represented approximately 15.1% of the total sales, compared with 3% registered up to December 31, 1995. There is no guarantee that the foreign sales of VALLE will hold or grow in a consistent manner.

Acquisition of the Basic Group:

In December of 1998, VALLE acquired 90.0% of the Basic Group's business as part of its expansion strategy. With this acquisition VALLE expects to obtain important synergies as part of its expansion strategy and diversification of markets, which represent greater profitability for the Company in the near future. There is no guarantee that these expected effects of synergy among businesses will be attained or that this will occur within the time limits planned by the Company which would affect the timing and in general the return of investment. *See the section "Recent Events".*

Acquisition of Florida7 S.A. de C.V.:

In May of the year 2000, VALLE acquired 48.99% of the stock of Florida7 S.A. de C.V. as part of its expansion strategy and in the latter part of August of the same year, the remaining 51% was acquired. With this acquisition, VALLE expects to reach important synergies as part of its expansion strategy and market diversification that will represent a major profitability for the Company in the near future. Florida7 S.A. de C.V. functions with an Operative Profit close to the percentage of the sector, and maintains leadership in the supermarket sales. However, there is no guarantee that these expected effects of synergy among businesses will be attained or that this will occur within the time limits planned by the Company which would affect the timing and in general the return of investment. *See the section "Recent Events".*

Liquidity and Additional Requirements of Capital:

The Company's requirements of capital depend on various factors that include the necessary amount of resources to maintain its position in the national and international market. These resources to finance working capital, new projects, and those already in progress could maybe not be available in favorable conditions for the Company. However, it is difficult to contemplate negative short-term situations if the conditions of the rates of interest and exchange continue in a favorable tendency.

Commitments and Contingencies:

1.- Jugos del Valle S.A. de C.V. is solidary and responsible for the credits given to Sucos del Valle Do Brasil, LTDA, (subsidiary) in the amount of R$13,460,371 with a maturity date on January 15, 2006, this includes a term of one year at a TJLP preferential rate plus a spread of 5 points.

2.- Recently, VALLE, some of its subsidiaries, other corporations, and shareholders were sued in a court of the State of New York in the USA because they intended to acquire representative shares of the equity of Jugos del Valle S.A. de C.V. by HAC Investments LTD who has a participation of 9.0%. Jugos del Valle S.A. de C.V., the defendant subsidiaries, and some shareholders of Jugos del Valle celebrated various agreements with the complainant to resolve their differences, and the plaintiff desisted from continuing the action, giving Jugos del Valle S.A. de C.V., its subsidiaries, and the shareholders complete liberation of any legal responsibility derived from this action.

3.- Grupo Embotellador del Valle S.A. de C.V., (a subsidiary of Promotora del Valle Guajardo, S.A. de C.V.) has diverse labor and federal contingencies for the year 1998 and also prior to this date. To the date of this report, there has been no conclusion to the investigation and agreements that are being celebrated with the corresponding authorities. These contingencies have been recognized by the Guajardo family (previous owners) and they assume all responsibility for any payments that are still due. This agreement was signed on January 3, 2001.

4.- Florida7 S.A. de C.V. has a contract for the rent of the building located on Calzada Mexico Xochimilco 288, in effect until December 31, 2001 with a monthly rent of $35 000 US DLLs. It has the obligation to unoccupy this building on that date and, if they fail to do so, they will be obliged to pay a monthly rent of $105 000 US DLLs. plus IVA starting January, 2002.

5.- The Company's Syndicate has asked for a review of the workers profit sharing for 1999, which is being looked into by the administrative department. At this moment, it is still in the process of evaluation between the interested parties.

B) Market Risks

Competence

VALLE has a history of more than 50 years in the domestic market, and is one of the main participants in the segment of juices, nectars, and fruit drinks. The Company meets with fierce competition in the different categories of the product and the different commercialization channels (small convenience stores, supermarkets, wholesalers, distributors, and exports) they have. According to Nielsen data, VALLE's participation in the Mexican market in terms of stocks to December 2000 (the last 12 months) was of approximately 21.1% in juices, nectars, orangeades, and fruit drinks. Even though the Company has taken measures to maintain and increase its participation in the market such as competitive prices, excellent quality, variety of products, special attention through commercialization channels, and marketing strategies among others; there is no guarantee that the Company's participation in the market will hold or grow.

In addition, to this date the sector of juices and fruit drinks in Mexico has not had significant competition of foreign products; however, there is no guarantee that this will not change in the future.

In relation to the export market, the Company has strong competition in the various countries from different producers (domestic or foreign). There is no guarantee that the Company's participation in the market will hold or grow.

C) Macro Economic Risk

The effects of fluctuation of the exchange and interest rates at leverage level.

Up to December 31, 2000 the Company registered a debt in foreign currency in the amount of $54.9 million US DLLs. Approximately 66% of this amount will mature at different dates between 2 and 6 years, and the remaining 34% have maturity dates of less than 2 years. This debt represents 63% of the total financial liabilities of the Company, offering advantages on the liabilities in Mexican currency for the expiration date terms and the interest rates (taking into consideration a differential over the Libor rate) which support the Company's cash flow. However, there is no guarantee that these advantages will prevail, specially if the national and/or international economic perspectives are unfavorable.

The liabilities in foreign currency are mainly in long term contracts; the volatile events in the world financial markets have effect over some economic variables of Mexico as are the exchange and interest rates. VALLE maintains a strategy in relation to the coverage of its exchange rates through daily analysis and follow up of said market in order to reduce the volatile effects, at this moment, VALLE has no coverage; however, the possibility of covering from 20% to 30% of the debt in foreign currency when the conditions in the market are appropriate still prevails, with the possibility of covering the total liabilities in foreign currency with maturity dates of under two years.

Even though the Company considers it hasn't any problem in respect to the payment of its financial liabilities, there is no guarantee that, in case of a drastic change in the interest rates and/or exchange rate, the net results of the Company as well as its expansion plans could be affected. *See the section "Financial Information and The Administration's Comments and Analysis of the Operating Results and the Financial Situation.*

International Development

In the international area the Company has made heavy investments during the last years with the creation of subsidiaries in the US, Brazil, and Spain. As part of its international development, it has also invested in the penetration of 30 countries. This implies that to the 31st. of December of the year 2000, the sales for this concept represented approximately 15.1% of the total against 3% in 1995.

In spite of the significant growth that the Company has registered, there is no guarantee that this will continue at the same rate. During 2001, we initiated operations in Argentina once this economy was supported by the FMI and other international organisms; and we expect an investment of approximately $400 000 US DLLs. However, there is no guarantee of our having complete success in this new market.

Brazil

Within the Company's strategies, we are striving to give more importance to our international expansion. As part of this, in 1999, the Company completed the construction of a plant in the city of Americana in Brazil, which started its operations in the third trimester of that year. Even though the Company estimates it will attain great competitivity with this plant in the region, there is no guarantee that this will happen. An adverse change of the economic conditions of Brazil, negatively affected the results of VALLE temporarily up to the first primer semester of 2000; however, during the second semester the conditions changed favorably and we hope this remains as positive during the year 2001.

Constitution of Jugos del Valle España, S.L.

This Company was constituted on January 12, 2000, in the city of Madrid, in Spain, and its objective is of imports and exports, the commercialization, sales, and distribution of food products. This Company, which is a subsidiary of Jugos del Valle, began its operations in May of the year 2000. We want to take advantage of the recent approval of the TLC with Europe, but this does not guarantee a success.

4.- OTHER STOCKS REGISTERED IN THE RNVI.

OTHER STOCKS REGISTERED IN THE REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS

At this moment, VALLE has its Series B-1 shares registered in Subsection "A" of the Stocks Section of RNVI, represented by the CNBV and they are listed as of the first trimester of 1994 in BMV and the code is "VALLE" serie "b". *See the section General Information – Information on the stock market.*

5.- SIGNIFICANT CHANGES TO THE RIGHTS OF STOCKS REGISTERED IN THE RNVI

Not applicable

6.- DESTINATION OF THE FUNDS

Not applicable

II.- THE COMPANY

1.- History and Development of VALLE

HISTORY AND DEVELOPMENT OF THE COMPANY

The business initiates in 1947 when Mr. Luis F. Cetto constitutes a company dedicated mainly to the production of grape juice in a plant located in the industrial area of Vallejo, in Mexico City. In 1960 it is constituted in Jugos del Valle S.A. In 1965, Jugos del Valle S.A. was bought by a new group of investors. The construction of a new production plant in Tepozotlán, in the State of Mexico, was finished. To this date this plant constitutes the most important center of operations of the company. This plant made it possible for Jugos del Valle S.A. to increase its volume of production, sales, and diversify its products, becoming one of the main participants in the domestic market of juices, nectars, and fruit drinks.

In 1978, Jugos del Valle S.A. changed its legal entity to that of Jugos del Valle S.A. de C.V. when it was acquired by a group of stockholders headed by Ing. Manuel Albarrán Macouzet, who is the main stockholder and President of the Board of Directors. This acquisition was an important step towards institutionalizing operations and it implied among other things establishing plans and business programs as well as the development of a Department of Technical Investigation and Development of New Products.

The minor participation in VALLE of H.J. Heinz Company was bought by the Albarrán family in 1990. In that same year, NAFIN and two other capital investment corporations, Procorp, S.A. de C.V. and Fondo Inverpro, S.A. de C.V., acquired minor participations of VALLE equity. Two years later, the latter participations were once more bought by the Albarrán family. Finally, in 1993, the Bankers Trust Company bought from the Albarrán family a minor participation of the equity of the Company. This participation will once again be acquired during the year 2001.

At the end of 1992, VALLE acquired 99.99% of the representative shares of the equity of IAZ, a corporation that produces and bottles juices and fruit nectars. This same company also makes the majority of the fruit pulp required by VALLE.

In December 1993, the company acquired 100.0% of the shares of FDI, a corporation from Puerto Rico that at this moment is dedicated to the production and sale of Frutsi, Frutsi Freeze, Fruit Break, and concentrates for preparing beverages on that Caribbean Island and for other Central American markets.

On the second fortnight of March of 1994, VALLE made its Primary Offer in the Mexican Stock Exchange as a means of looking for advantages, like searching for more attractive financial alternatives and to focus on the Latin American market. This would give the Company a better image.

At the end of 1995, the Company bought the equity of Salsas y Chiles Californianos S.A. de C. V. and the brand name Val Vita. In that same year, Val Vita is constituted to continue with the elaboration and commercialization of food products as part of its strategy of market diversification.

In December of 1996, VALLE – USA is constituted in the United States for importing VALLE products and to strengthen the sale of these products in the United States.

In 1997, VALLE initiates the sale of fruit pulps on the national and international market in order to attack a new marketing niche and increase the use of the plant's capacity as well as the operative efficiency of the pulp producing plants. During this year, in an effort to expand and consolidate the market, VALLE acquired the equity of Tropicana – Mexico (manufacturing plants in Guadalajara and Tijuana), including the rights for the use of the Tropicana brand in Mexico for 5 years. With the acquisition of Tropicana Mexico, VALLE reinforced its orangeade segment and together with the Bébere brand it has been able to position itself in this segment with a participation in terms of value of 12.3% (the last 12 months, up to December, 2000). In that same year, the corporation VALLE – Brazil was constituted for the import of VALLE products and to strengthen the sales of these products in this country. The plant in this country would begin its construction some months later.

In the first semester of 1998, VALLE acquired a plant for grinding fruit in Villa Azueta, Veracruz, which mainly processes pineapple and mango. The demand for pulp in the national and international market has increased, and the Company considers that this segment represents a very attractive business opportunity. At the end of this year, VALLE constitutes PVG for the acquisition of 90.0% of the actual business of Grupo Básico, as part of its diversification strategy. *See the section "Recent Events".*

VALLE has 10 plants in Mexico located in the States of Mexico, Zacatecas, Baja California Norte (2), Veracruz, Nuevo León, San Luis Potosí (which will soon be closing), Querétaro, and Mexico City (2). The foreign plants of the Company are in Salinas, Puerto Rico and in the city of Americana in Brazil. However, in order to improve the profitability levels, it was decided to close the San Luis Potosí plant during 2001.

B.- RECENT EVENTS

THE PLANT IN BRAZIL

In the beginning of the third trimester of 1999, VALLE initiated the operation of a manufacturing plant for juices and fruit drinks in Brazil in the city of Americana, approximately 120 kilometers from the city of Sao Paulo and under the legal entity of its subsidiary VALLE – Brasil.

This plant has 3 production lines which produce 26 products in three different presentations (335 ml aluminum cans, 1L and 200 ml tetrabrick) and has an installed yearly capacity of 20 million standard boxes. This plant has incorporated the latest high-end technology and is one of the most modern plants of its kind in Latin America.

The plant´s personnel is constituted of approximately 151 employees of which 40% are members of a syndicate, and the remaining 60% hold positions of trust.

VALLE considers that with this plant it will increase its penetration in the country's market which has a high potential of consumption, and it will also serve as a platform for supplying the product to other countries of the Mercosur.

ACQUISITION OF GRUPO BASICO

On December 4th of 1998, PVG was constituted, as a VALLE subsidiary corporation. On December 16, 1998, the 90% of Grupo Básico (assets and brand) was acquired by means of a contract of sale through PVG. The remaining 10% was kept in hands of the previous owners, the Guajardo family. The cost of this acquisition of Grupo Básico was in the amount of $138.0 million Mexican pesos.

Grupo Básico is a business with a tradition of over 60 years in production, sale, and distribution of carbonated drinks of typical Mexican flavors such as tamarind, pineapple, mandarin, and grapefruit among others. At this time, PVG sales represent approximately 10% of the Company's total income.

PVG acquired 4 operating carbonated drink bottling plants with excellent geographic locations in the cities of Monterrey, Durango, San Luis Potosí, and Mexico City, with a total of 4 distribution centers, 20 deposits, and 379 distribution units made up of trucks and vans, which service almost 82 000 selling points. It also has a presence through independent distributors in various states – Coahuila, Durango, Guanajuato, Jalisco, Nuevo León, San Luis Potosí, Tamaulipas, and Zacatecas.

PVG has a total of 819 employees divided in 289 employees who hold positions of trust, and 530 employees that belong to the CROC Syndicate.

At this moment, we have three plants operating under normal conditions. The Durango plant was closed due to strategic and profitability aspects. In the first semester of 2001, the

San Luis Potosí Plant will be closed for the same reasons, so, at the end of 2001, there will only be two plants in complete operation: in Monterrey and Mexico City.

ACQUISITION OF FLORIDA7 S.A. DE C.V.

During the year 2000, Jugos del Valle participated in the acquisition of Florida7 S.A. de C.V., due to the great opportunity in synergy that would permit Jugos del Valle to secure the juice and nectar market of Mexico, specially due to the fact of Florida7 S.A. de C.V being number one in supermarket sales. Also, this would represent having better conditions with the suppliers due to the fact that it will represent 29.1% of the domestic market. In addition, we would obtain great savings in distribution because of the consolidation of distribution centers all over the country, take advantage of the distribution strengths of each Company and create an opportunity to begin exporting Florida7 S.A. de C.V. In the latter part of August of the year 2000, VALLE executed its option to buy the remaining 51% of this company. This company, which is now a subsidiary, has a plant in Mexico City. At the end of the year, this Company has 337 employees, 225 hold positions of trust and 112 are syndicalised. The total price paid for this acquisition was in the amount of $17 million US DLLs., which included the brand names.

RECUPERATION OF THE "IVA" (IMPUESTO AL VALOR AGREGADO) TAX AND PAYMENT OF DIVIDENDS.

At the end of the year 2000, an agreement was reached with the Secretaría de Hacienda y Crédito Público (SHCP) for the restitution of taxes from 1996 to date, that represented an amount of over $895 million pesos, which will be used during 2001 to reduce the leverage level, achieve better structuring of long-term debts, the diversification of risks (national and foreign currency), to reduce debts with suppliers, and as working capital.

CONSTITUTION OF JUGOS DEL VALLE ESPAÑA, SL

This Company was formed on January 12, 2000 in the city of Madrid, Spain, and its main objective is the import, export, commercialization, sale, and distribution of food products. This corporation, subsidiary of Jugos del Valle, initiated its operation in May of the year 2000.

STRATEGIC ALLIANCE WITH CODE MEXICO S.A. DE C.V.

At the end of May of the year 2000, Jugos del Valle S.A. de C.V. formed a strategic alliance with this Company to develop health beverages with bacillus lacteous. This is a prebiotic medium inoculated with a mixture of live prebiotic organisms that regenerate the intestinal flora with the help of a variety of flavors and an attractive presentation focused toward children. Jugos del Valle S.A. de C.V. acquired 72.7% of the shares and the Kul-Tai brand.

2.- DESCRIPTION OF THE COMPANY

DESCRIPTION OF THE COMPANY

A.- MAIN ACTIVITY

The Company is focused on the elaboration and commercialization of juices, nectars, fruit drinks, pulps and concentrates, carbonated drinks, and other food products in Mexico as well as in foreign countries. VALLE has 10 plants in Mexico and 2 in foreign countries of which the most important is the one located in Brazil.

The Company is also dedicated to the direct distribution of products (its own and those of third parties) through its own distribution network and is also supported by independent distributors. The direct distribution is made up of 21 distribution centers with structured inventories and a history of excellent delivery that gives quality service to our clients. This area of VALLE has approximately 500 vans and services approximately 130 000 selling points. Additionally, in the area of multi-flavored beverages, the Company has 300 delivery units that service approximately 30 000 clients.

The capacity used in our main plant in Tepozotlán was slightly under 70%. The Zacatecas plant surpassed this percentage registering 87% of actual usage.

As part of its vision to achieve presence in the Latin American market, in 1994, VALLE undertook the task of diversifying its markets, creating an area of International Development for exporting products. Due to these results, during 1996 and 1997, subsidiaries were created in Brazil and United States, the two most important countries related to the present international sales of the Company.

The Company has a plant in the city of Salinas, in Puerto Rico which is focused mainly on the elaboration and sale of fruit drinks like Frutsi, and another plant in the city of Americana, in Brazil which at the moment is focused on the production of juices and nectars. This will support the Company's expansion and open new markets and strengthen its local presence.

Some of the VALLE products, mainly from the segment of drinks and juices (Frutsi, Minivalle, Valle Práctic, Valle Aluminio, among others) are in approximately 30 countries where we have independent distributors and in some cases as in Brazil we have a direct distribution to supermarkets. The principal countries in terms of sales are the United States and Brazil, and other countries in Central America and South America are also important in terms of sales, and on a lesser scale, some countries in Europe and Africa.

Among the main brands that VALLE commercializes on a national and international level the most outstanding ones are Frutsi, Frutsi Freeze, Botellín, Minivalle, Tropicana, Bébere, Valle Redondo, Valle Práctic, Apretón, Jumbo Práctic, Barrilitos, Del Valle, Fiesta RC, Pepillo (in bags), PEP and Hit among others.

All the activities that the Company develops are strengthened through the interaction of diverse areas of the Company which are divided into 3 main groups: i) production and logistics, ii) sales, marketing, and innovation and iii) exports of the VALLE products.

i) Production and Logistics

Its objective is to integrate and coordinate the supply chain from the acquisition of raw materials and materials through to the stages of production, storage, and delivery of products to the clients and different distribution centers in Mexico.

In order to develop these activities, such areas as purchasing, production, planning, and inventory administration are involved, as well as distribution and service to clients. The areas of production and logistics are responsible for the product reaching the client within the promised time and with the high quality that is the main characteristic of the VALLE products. *See the section "Description of the Business – Main Activities – Important Products".*

This responsibility implies coordinating the capacity and response time of each one of the Company's plants in accordance with the expectations of the product's demand.

ii) Sales, Marketing, and Innovation

The objective of these areas is to satisfy the consumer's needs in various segments of the market. For this reason, the Company is constantly striving to reach more selling points and offer a great variety of products oriented to different levels of the population.

The Company has presence in all Mexico, the sales are divided into: Portfolio Sales and Direct Sales. Portfolio Sales include supermarkets, wholesalers, government, and institutional. Direct Sales include retailers and distributors. *See the section "The Company – Description of the Business - Distribution Channels".*

The sales area has a strong interrelation with the marketing area, which has the responsibility of recognizing the consumers needs in order to maintain and increase its presence in the different markets of VALLE products.

This area has the permanent support of the innovation area, that, in conjunction with the marketing area, plans and develops new products, improves the formulation of the present ones so that they always maintain a high quality standard, and strive to conserve and augment the preference for VALLE products.

In conjunction, these areas look for: a) marketing strategies, b) sales predictions, c) increased profitability for the type of product, d) permanent innovations, and e) optimization of the distribution channels.

The following chart is a descriptive résumé of the main line of products in relation to sales participation, measured in pesos and Standard Boxes.

PARTICIPATION OF THE LINE OF PRODUCTS

	Pesos	Standard Boxes
L Valle	44.9%	33.6%
Beverages	15.8%	17.7%
Orangeades	9.5%	17.2%
Carbonated Drinks	9.9%	16.6%
Third Parties and Others	4.8%	0.7%
National	84.9%	85.8%
International	15.1%	14.2%
Total	100%	100.0%

The Company produces, sells, and distributes approximately a total of 129 products under the brand names of Valle, Valle Redondo, Del Valle, Botellín, Frutsi, Valle Frutada, Tropicana, Barrilitos, Fiesta RC, Pepillo (in bags), PEP, Hit and Val-Vita among others. VALLE has [17] product lines in different presentations (these include non-refundable glass bottles, carton and aluminum containers as well as plastic packaging) and varieties of fruit. All the Company's products are elaborated with the highest standards of quality and each one has been designed to reach different niches of the market.

Among the Company's leading products in relation to sales and high rotation, the outstanding ones are Botellín, Valle Aluminio, Frutsi, Valle Práctic, Bébere, Tropicana, Generosa, Minivalle, and Barrilitos. On a national level, up to December 31st of the year 2000, these products represented approximately 80% of the Company's sales.

iii) Export of VALLE Products

Since 1995, this business unit has been the most important in the growth of the Company since it has been able to introduce the VALLE products in a solid and sustained manner in the international market. At this moment, the Company has a plant in Brazil that will back the expansion in great part of South America. Likewise, the Company is working to increase its market in the Caribbean, Central America, and the Southern states of the United States. The area of International Development relies heavily and permanently on the marketing and innovation areas in order to achieve its growth.

The countries with the most important sales of VALLE products are the following:

Country	Sales $ (000)	Products
Brazil	$199,859	(juices and nectars)
United States	$116,367	(juices, nectars, and carbonated drinks)
Puerto Rico	$ 57,317	(juices, nectars, and beverages)
Venezuela	$ 28,435	(juices and nectars)

Main Suppliers

In order to sustain complete development of the Company's activities, the principal direct raw materials required are: i) on the national level, pulp, juices and fruits, sugar, fructose, glass bottles, caps, corrugated carton, and aluminum cans. The main suppliers are: Citrofrut, S.A. de C.V.; IAZ; Machado Comercializadora, S.A. de C.V.; Almidones Mexicanos, S.A. de C.V.; Vidriera Querétaro, S.A. de C.V.; Fábricas Monterrey, S.A. de C.V.; Artefactos de Papel, S.A. de C.V. y Vitro American National Can, S.A. de C.V.; and ii) on an international level, pulp, juices and nectars, high density poliethylene, and carton containers. The main suppliers are Conservadora Pentzke DLL, Jr. Wood Inc., Chemtex International Inc. DLL, and Combiblock Inc. DLL.

Publicity

The Company has within its organizational structure, marketing areas and services to commercial stores, that lets them focus resources in an efficient manner directed toward promotional activities and to destine this to the communication networks in accordance with a previously assigned and approved quotation by brand and/or product line. In the last few years, the Company has significantly increased its television publicity and this will continue being a key alternative over the next few years. The resources that are designated for this promotional activity and marketing ascend approximately to 5.0% of the Company's net income. In addition to the television publicity, the Company organizes events focused on children, has billboard advertising in strategic points of the most important cities in the country, specialized magazines, regional radio publicity, advertisements on urban public transport systems, and the hiring and promotion of demonstration personnel for supermarkets.

B.- DISTRIBUTION CHANNELS

Nowadays, Jugos del Valle distributes and commercializes its products through 6 distribution channels that are divided into proprietary and independent distribution.

<u>Proprietary Distribution</u>

Alpresa is the proprietary distribution system that permits Jugos del Valle to be a fundamental part in distributing the products of third parties. This distribution system allows us to obtain more productivity, expansion of our products, and an increase of selling points, as well as maintaining a close relationship with our clients through an ample portfolio of products.

Alpresa represents 34% of participation in sales through channels of Jugos del Valle.

Alpresa has one of the best distribution infrastructures in Mexico. It has 17 distribution centers strategically located all over the country. We also have the most modern information-communication systems as internet, intranet, as well as on-line and off-line systems for the administration of information.

(We have 440 units for fixed distribution and 55 more for special and substitute routes which reach more that 130 selling points each week.)

Alpresa has autosales, promotions, portage, pre-sale systems, and consignment of products.

Among the selling point assets of Alpresa, there are 2 950 vertical coolers, 2 800 freezers for schools, and 10 800 exhibitors.

The channels which Alpresa distributes to are: Retail stores, schools, mini wholesale, convenience stores, and institutional, of these, the first two are the most important.

Retail Stores – This channel is made up of very small stores called "miscelaneas" or "changarros". These are visited once a week and have sales of approximately 1.3 boxes per client. The main products that are sold through this channel are Botellín, Generosa, and Bébere.

Schools – Alpresa sells products to 8 500 schools with sales average of 10 boxes per school. The main products sold at schools are Frutsi, Apretón, and Bébere.

Independent Distribution

The main independent distribution channels are the following:

Distributors – This channel is conformed by external representatives responsible for distributing Jugos del Valle products in horizontal sales system to mini wholesalers, etc. The total number of distributors in the country is 70, and in conjunction they have 350 delivery units, with access to over 100 000 selling point each week. This channel has a sales participation of 18%.

Supermarkets – This channel is conformed of different kinds of supermarkets that sell all the product lines and have direct contact with the consumers. Nowadays we have presence in all the supermarket chains in Mexico. This channel has a sales participation of 22%.

Wholesale – This channel sells its products to clients that conform the retail grocery stores and include Jugos del Valle products. This channel has a sales participation of 19%.

Price Clubs – This channel is conformed by wholesale supermarkets, which sell products in large quantities and special packaging of more than one item. These stores focus on housewives and other wholesalers. This channel has a sales participation of 3%.

Institutional – Amongst the rest of the independent distribution channels are the government and airlines, and these represent a sales participation of 4%.

C.- PATENTS, BRAND NAMES, LICENSES, AND OTHER CONTRACTS

In respect to industrial property and obtaining judicial security as well as seeking to protect its products, VALLE has registered all its brand names, patents, commercial notices, and licenses among others.

In order to do this on a national and international level, VALLE has to comply with all the necessary procedures in the various Brands and Patents offices in order to reach its objective. It does not pay any royalties for this concept.

Brand Names

With operations in 30 countries and a portfolio of 13 main brand names, VALLE is one of the most important corporations of juices, nectars, fruit drinks, and fruit concentrates in all Latin America.

We continue to distinguish our packaging line so that all of our products are commercialized in recognizable and attractive containers. All our packaging line has been homogenized with the corporate color "Rojo Valle".

Jugos del Valle always has the most avant guard technology and follows the latest global trends. We were the first to change our bottles of the Botellín and Generosa products for the "wide mouth", an example which the rest of the industry is now following. We also introduced the "easy open cap" on our tetra brick 1 liter product, which has had excellent acceptance with the consumers.

As we continue to impulse our different brands including Valle, Frutsi, Bébere, and Florida7 among others, we continue developing new products in order to satisfy different tastes and markets. Last year we introduced into the market 5 new products, including Apretón, a refreshing fruit pulp beverage in a metalized package with an integrated straw which has become one of the favorite drinks of teenagers, and Valle Fruit, a fruit drink without gas, in a returnable glass bottle developed specifically for the channel of street vendors. In Brazil, Citrus Punch and Light Juice were introduced. All these products have had very good acceptance.

Positioning of Brand Names

The portfolio of brand names of Jugos del Valle is the most extensive in the Latin American market. All our brand names are directed towards different segments of the population in order to cover all our consumers' needs.

Other License Contracts for the Use of Brand Name

Contract with Tropicana-Mexico

In August, 1997, VALLE bought the assets of Tropicana-Mexico which consisted of the brand name Tropicana (by means of cession of the right to use the brand name Tropicana-

Mexico), its personal properties, machinery and equipment, office furnishings, and transportation units as well as the use of the brand name for 5 years.

Contract with SMP (Sociedad Mexicana de Pediatría) (Mexican Society of Pediatrics)

By means of this contract, SMP authorized VALLE the use of its logo, which is registered as a brand. The Company can use this logo on its boxes, containers, labels, and publicity advertisements, among others. This contract is effective for a year starting on July 31, 1998, and it can be renovated on a yearly basis.

The use of this logo is not exclusive of VALLE, since SMP holds other similar contracts. However, SMP cannot celebrate a contract with other corporations that have the same specialty products as the Company. In case of non compliance, SMP will pay VALLE 70% of the total value of the royalties that it receives for this concept.

This contract does not foresee any penalty against the Company for not complying with the payment of royalties and the misuse of the brand name among others. However, it does stipulate that VALLE can not cede, sell, or transmit the rights of the brand name without having previous consent of SMP.

D.- PRINCIPAL CLIENTS

VALLE has approximately 3 000 independent clients in the different direct selling points. These form part of the distribution channel of direct sales as well as supermarkets, wholesalers, distributors, government, and price clubs.

E.- APPLICABLE LEGISLATION AND TRIBUTARY SITUATION

The Company as well as its subsidiaries, are constituted as Sociedades Anónimas de Capital Variable (S.A. DE C.V.) in accordance with the Mexican laws, therefore, its judicial regime is regulated by the Ley General de Sociedades Mercantiles, Código de Comercio, and the applicable legislation. The Company is also particularly governed in accordance with its own social statutes.

The Company is also subjected to the dispositions of the Ley del Mercado de Valores (Law of the Stock Exchange) and the applicable circulars emitted by the CNBV due to the fact that it is currently listed in the BMV (Mexican Stock Exchange).

VALLE and its subsidiaries determined the Income Tax and the Tax on Assets as well as the Workers Profit Sharing based on the individual results of each company, without applying a consolidated base for fiscal effects.

VALLE and its subsidiaries in Mexico pay the total amount of taxes, rights, and obligations in accordance with the applicable legislation as the Ley del Impuesto Sobre la Renta (Income Tax), the Impuesto al Valor Agregado (Value Added Tax), Impuesto al Activo (Tax on Assets), Social Security, Infonavit (Housing), Sistema del Ahorro para el Retiro

(Retirement), as well as the state and municipal laws in accordance with the geographic localization of the plants and distribution centers.
The Company pays to the corresponding federal offices the taxes that are retained through the concepts of salaries, fees, rents, royalties, incentives, interests, and payments in foreign currencies.

In accordance with the dispositions stated by the Código Fiscal de la Federación, the Company is obligated to present yearly financial statements of each company. To this date, VALLE has always complied with this obligation within the time limits and forms required.

The yearly, as well as provisional payments of the tax on assets of VALLE is determined by considering the accreditation proceeding from income tax. As a result, we must pay as concept of these two taxes an amount up to the highest one.
In reference to the payment of social security fees of the workers and employers, the Infonavit quota as well as the retirement fund quotas, the Company retains these and pays them in the corresponding federal offices in accordance to the dispositions that are in effect.

Article 16 of the Social Security Law establishes the obligation to declare the payments to IMSS since 1992. VALLE has complied with this obligation since 1992 to this date and the subsidiaries of the Company has also complied with this regulation.

The Company initiated its operations in Brazil in the second semester of 1999. This plant is constituted in accordance with the legal and fiscal dispositions of that country.

Competence Law

México. The Ley Federal de Competencia Económica (Federal Law of Economic Competence) was approved by Congress and published in the National Official Diary on December 24, 1992 and entered in effect on June 22, 1993. This law and its regulations that entered in effect on March 9, 1998 regulate monopolies and monopolized practices: needing the approval of the authority for certain fusion and acquisition operations. The Ley Federal de Competencia Económica also regulates the operations of certain Mexican companies including VALLE and its subsidiaries. It is a fact that the acquisition of 90% of the business of the Basic Group as well as the acquisition of Florida7 had to be previously approved before the closing procedures.

VALLE considers that it is in full compliance with the standards of the competence laws of Mexico, Brazil, US, Puerto Rico, and Spain.

Price Control

At this moment, there is no assurance that the governments of Mexico or Brazil will not impose new price controls in the future.

Environmental Control

Mexico. VALLE's operations are subject to the federal and state laws and regulations for the protection of the environment. The main environmental federal legislation is the following: Ley General de Equilibrio Ecológico y Protección al Ambiente (General Law of Ecological Equilibrium and Environmental Protection), whose application is competence of the Secretaría del Medio Ambiente, Recursos Naturales y Pesca ("SEMARNAP") (Secretariat of Environment, Natural Resources and Fishing) and the Ley Federal de Derechos (Federal Law of Fees) which regúlates de payment of fees that productive plants are obligated to pay in relation to the discharge of residual waters into the drainage system. The General Law of Ecological Equilibrium and Environmental Protection has promulgated standards relating to dangerous substances, and the contamination of water and air, as well as sound pollution. SEMARNAP can initiate administrative and penal procedures against companies that violate these environmental laws. It also has the power to close down plants that do not comply with these dispositions. Particularly, the environmental laws and regulations of Mexico demand that companies present periodic information in respect to emission of residues and dangerous substances into air and water, and to establish standards for the discharge of residual waters. In order to comply with these standards, VALLE has installed and plans to continue installing residual water treatment systems in its installations. VALLE is also subjected to certain minimum restrictions applicable for the operation of its delivery trucks in Mexico City. VALLE has implemented programs destined to comply with the standards in relation to air, residue, noise, and energy in accordance with federal and state environmental standards, including a program that contemplates the installation of catalyzers and the use of LP liquid gas in its delivery truck fleet for its operation in Mexico City.

The level of rules and environmental demands in Mexico has increased during the past years. VALLE is conscious that this tendency is here to stay and will continue to grow in accordance with the international agreements between Mexico and the United States. As new measures are proclaimed in Mexico, VALLE will incur in additional expenses. At this moment, this administration has no knowledge of new pending laws to be proclaimed that would imply additional expenses in order to comply with them.

Brazil. This administration considers that, to this date, VALLE substantially complies with all aspects of the federal and state environmental laws and regulations of Brazil.

Legal Frame for Water Supply

Mexico. Water usage in Mexico is mainly regulated by the Ley de Aguas Nacionales (Law of National Water) of 1992, which substituted the law of 1972, including its regulations, and then created the Comisión Nacional del Agua (National Water Commission) which was ordered to supervise the usage of the hydraulic system. In accordance with the Water Law of 1992, the Water Commission is authorized to grant concessions for the use of specific volumes of subterranean or superficial water. It is common practice for the Commission to grant concessions for terms of 5, 10, and 15 years of water usage depending on the subterranean water reserves in each region. The concessionees can request an extension of the terms of concessions when it matures. The Mexican Government could reduce the volume of subterranean or superficial water granted to a concessionaire, in the event that said concessionaire does not use the total volume of water granted during 3 consecutive years. This administration considers that it complies with the parameters of these concessions and that these satisfy the present requirements of water for VALLE in Mexico.

Brazil. This administration considers that, to this date, VALLE substantially complies with all aspects of the water supply laws and regulations of Brazil.

Sanitary Regulations

Mexico. VALLE subsidiaries must obtain a permit from the Secretaría de Salud (Health Secretariat) for its plants and distribution centers, they should also register the products they sell in this same Secretariat. This administration considers that VALLE's Mexican subsidiaries fully comply with these requirements.

Brazil. This administration considers that, to this date, VALLE substantially complies with all aspects of the federal and state sanitary laws and regulations of Brazil.

F.- HUMAN RESOURCES

To December 31, 2000, the Company has a total of 4 188 employees, including the Florida7 Group. These are divided into 1965 employees that hold positions of trust and 2,223 that belong to a Syndicate. VALLE considers that its employees are the most important elements to achieve its objectives, so that the development, training, and the levels of fixed and variable compensation are an integral part of the Company-employee commitment.

The employees that belong to a syndicate are affiliated in their majority to the CTM, although there is a smaller percentage affiliated to CROC. The syndicalized salesmen of the Aspro Company (Personnel of the distribution centers) are affiliated to FRET. In general, VALLE considers the relation it maintains with the different syndicates is excellent and it also has a good and continuous communication channel.

The relationship with the syndicates are ruled by collective working contracts that are negotiated separately with each syndicate. In accordance with the law, these contracts are revised annually in relation to salary and every two years in an integral manner.

The Company continually has training programs for all its employees. At this time, these training programs have duplicated the man/hours in relation to those of 1994.

The Company has some subsidiaries that have seniority trust funds, savings funds and savings programs. The Company is working on a plan to compensate the actual effective efforts of its employees. The object of this plan is that each employee gets a fixed income and a variable income in accordance with her/his productivity.

G.- MARKET INFORMATION AND COMPETITIVE ADVANTAGES

Market Information

Mexico

The Company estimates that the market of juices, nectars, and fruit drinks in Mexico has an approximate total value of over $900 million US DLLs., which is very inferior to that of the carbonated drinks market. This represents an important opportunity for our segment, where the consumer constantly evaluates the possibility of changing his/her habits, looking for beverages that are better for their health. It is the opinion of this Company that the crucial point that still generates indecision on the consumers' part to make this change is the price factor, due to the fact that carbonated drinks are less expensive.

In accordance with Neilsen data, VALLE's participation in the Mexican market in terms of income to December of the year 2000 (last 12 months) was approximately 29.1% in juices, nectars, orangeades, and fruit drinks.


Others 18%
Tampico 4%
Jvalle 24%
F7 4%
Bonafina 2%
Lala 5%
Boing 9%
Vredondo 2%
Jumex 32%

The per capita consume of juices, nectars, and fruit drinks is still low compared to the carbonated drinks segment. In Mexico, the per capita consume of juice is 8 liters a year compared to that of carbonated drinks that ascends to almost 150 liters. This barely represents 5.0% of the market, and there exists a very significant growth potential.

The Competition

VALLE has a history of over 50 years in the domestic market and is undoubtedly one of the leaders in the segment of juices, nectars, and fruit drinks. The Company has a strong competition in the different product categories and commercialization channels (small convenience stores, supermarkets, wholesalers, distributors, and exports) it manages. In accordance with the Nielsen data on a national level and measured in terms of income (for the last months up to December of the year 2000) the present participation of VALLE in the Mexican market in the segment of juices, nectars, orangeades, and fruit drinks is of approximately 28.5%.

This competition is based primarily on a strategy of low prices, that VALLE counteracts by giving better service and having superior quality that is recognized in Mexico as well as in foreign countries. The following chart shows the participation in the market by segments, measured in terms of income in the last twelve months up to December of the year 2000.

Segment	VALLE Participation	Principal Competitors
Juices and Nectars	36.2%	Júmex
Fruit Drinks	27.4%	Boing and Júmex
Orangeades	12.3%	Tampico, Lala, Bonafina and Júmex

source: Nielsen.

Foreign Countries

One of the strategies of the Company is to give more importance to our international expansion. It has two plants in foreign countries, one in the city of Salinas, Puerto Rico, and one in the city of Americana, in Brazil. *See the section "The Company- History and Development of the Company".*

Competitive Advantages

Since 1978, when VALLE was bought by the Albarrán family, their vision of growth and leadership has been the key for the advantages it enjoys in relation to its competitors.

- A presence of over 50 years in the market with the brand names Del Valle and Valle Redondo.
- In accordance with Nielsen data (the last 12 months to December, 2000), VALLE is one of the country's two most important producers of juices, nectars, orangeades and fruit drinks with a participation of 29.1% in the national market.
- A firm development in international markets with a presence in approximately 30 countries.

- It has an efficient system of direct sales supported by the distribution of leading brands; it has approximately 17 distribution centers and close to 500 transport vehicles which give excellent service to the retailers and supply a series of high rotating products as well as a close working relationship. In addition, it also has assets in different selling points: 2 950 vertical coolers, 2 800 freezers for schools, and 10 800 exhibitors.
- We have the facility to produce in different regions due to the fact that we have 10 production plants throughout the country and two in foreign countries as well as an extensive national distribution network that services over 230 000 selling points every week.

H.- FINANCIAL INFORMATION IN RELATION TO THE LINE OF BUSINESS, GEOGRAPHIC LOCATION, AND EXPORT SALES

Sales by Geographic Location

The Company has identified six important areas , Northeast, Northwest, Pacific, Central, Southeast, and Metropolitan area. These are serviced through the plants and distribution centers that are strategically located throughout the country. In addition, the Company has a proprietary distribution network that covers the 32 states of the Mexican Republic.

Localization of the Plants



Americana (Brasil)
D.F. y Edo. de México
Salinas (Puerto Rico)

Sales Through Business Lines

The following chart shows the comparative income per business line up to the 31st of December of the year 2000 in comparison to the same period of the pervious year, in thousands of pesos in December 2000.

INFORMATION PER BOX

Line of Product	Sales per Box		Variation		Peso over
	2000	1999	Boxes	%	Company Total
Juices and Nectars	23,573.8	21,946.9	1,626.9	7.4%	30.4%
Beverages	13,739.4	12,327.5	1,411.9	11.5%	17.7%
Orangeades	13,345.8	10,737.5	2,608.3	24.3%	17.2%
Carbonated Drinks	12,845.3	11,102.6	1,742.7	15.7%	16.6%
Val-Vita	475.5	588.8	- 113.3	-19.2%	0.6%
Codeméxico (Kul Tai)	43.9		43.9		0.1%
Florida7	2,447.3		2,447.3		3.2%
Domestic Total	66,471.0	56,703.3	9,767.7	17.2%	85.7%
International Area	11,048.1	8,632.4	2,415.7	28.0%	14.3%
Company Total	77,519.1	65,335.7	12,183.4	18.6%	100.0%

INFORMATION IN MEXICAN PESOS

Line of Product:	Sales in Pesos 2000	1999	Variation $	%	Peso over Company Total.
Juices and Nectars	1,231,415.0	1,180,622.0	50,793.0	4.3%	41.6%
Beverages	466,096.0	396,819.0	69,277.0	17.5%	15.8%
Orangeades	280,687.0	217,037.0	63,650.0	29.3%	9.5%
Carbonated Drinks	292,962.0	238,677.0	54,285.0	22.7%	9.9%
Val- Vita and Others	138,156.0	232,618.0	- 94,462.0	-40.6%	4.7%
Codeméxico (Kul tai)	4,498.0		4,498.0		0.2%
Florida 7	98,305.0		98,305.0		3.3%
Total National	2,512,119.0	2,265,773.0	246,346.0	10.9%	84.9%
International Area	447,184.0	398,985.0	48,199.0	12.1%	15.1%
Total Company	2,959,303.0	2,664,758.0	294,545.0	11.1%	100.0%

Export Sales

The Export Unit had an important participation in the Company's growth since the Mexican peso devaluation which occurred at the latter part of 1994. At the closing of 1995, foreign sales represented only 3.0% of the net income. At the closing of the year 2000, these sales represented 15.1% of the total income, reaching sales of over $46.0 million US DLLs. With the Brazil plant operating, the Company will substantially reduce shipping expenses and import taxes that it had when the products were sent from Mexico.

The Company considers that the Export Unit will continue to be a key element in its growth pattern and will help to achieve the objective of becoming the leading corporation in the Latin American Market in the segment of juices, nectars, orangeades, and fruit drinks.

I. CORPORATE STRUCTURE

Jugos del Valle has been adjusting its corporate structure in accordance with its strategy of "solid growth and high profitability". It has been creating business units that are autonomous entities that have to render accounts based on their own results. It is also creating corporate units whose action is strategic and supports the business units as service providers, but with a perspective of profitability.

The Company has a Strategic Committee and an Internal Auditing Unit to make sure that these changes are made efficiently.

The following Business Units are being created:

1.- Jugos México
2.- Alpresa or Direct Distribution
3.- Brazil
4.- International Development
5.- Carbonated Drinks

In reference to the Corporate Units:

1.- Corporate Vice President
2.- Marketing Management
3.- Internal Auditing

The Company has a Strategic Committee for the revision, evaluation, and follow up of the correct performance of the Units that have been created.

J. DESCRIPTION OF THE MAIN ASSETS

At the closing of December 31, 2000, the assets corresponding to property, plant, and equipment ascended to the amount of $1 431 million, of which 94% forms part of depreciable assets, and the remaining 6.0% is conformed of non depreciable assets.

The following chart is in relation to the Company's property, plant, and equipment expressed in thousands of Mexican pesos. The last column reflects the value in books plus the revaluation minus the depreciation of each one of the assets.

JUGOS DEL VALLE, S.A. DE C.V.
CONSOLIDATED
FIXED ASSETS

FOURTH TRIMESTER 2000

CONSOLIDATED

FIXED ASSETS	ACQUISITION COST	ACCUMULATED DEPRECIATION	VALUE IN BOOKS	REVALUATION REEXPRESSION	DEPRECIATION REVALUATION	VALUE IN BOOKS REVALUATION DEPRECIATION
Depreciable Assets						
PROPERTY	$ 35,825	$ 5,283	$ 30,542	$ 50,956	$ 7,992	$ 73,506
MACHINERY	$ 535,255	$ 118,350	$ 416,905	$ 859,693	$ 251,283	$ 1,025,315
TRANSPORTATION	$ 80,071	$ 38,818	$ 41,253	$ 73,953	$ 36,071	$ 79,135
OFFICE EQUIPMENT	$ 18,566	$ 4,820	$ 13,746	$ 17,873	$ 10,924	$ 20,695
COMPUTING EQUIPMENT	$ 66,661	$ 47,955	$ 18,706	$ 51,066	$ 13,046	$ 56,726
OTHERS	$ 50,444	$ 13,858	$ 36,586	$ 90,939	$ 31,363	$ 96,162
Total Depreciable	$ 786,822	$ 229,084	$ 557,738	$ 1,144,480	$ 360,679	$ 1,361,539
Non Depreciable Assets						
PROPERTY	$ 6,293	$ -	$ 6,293	$ 10,514	$ -	$ 16,807
INSTALLATIONS IN PROCESS	$ 38,954	$ -	$ 38,954	$ 24,147	$ -	$ 63,101
Non Depreciable Total	$ 45,247	$ -	$ 45,247	$ 34,661	$ -	$ 79,908
Fixed Assets Total	$ 832,069	$ 229,084	$ 602,985	$ 1,179,141	$ 360,679	$ 1,431,447

The Company's machinery and production equipment are in the plants distributed within Mexico, Puerto Rico, and Brazil. In Mexico the plants are located in the State of Mexico, Zacatecas, Jalisco, Baja California Norte (2), Veracruz, and as of December 1998 the addition of plants for the carbonated drink sector located in Durango, Nuevo León, San Luis Potosí, and Mexico City, of which at this moment there are only the Nuevo León and Mexico City plants, as well as the one in Querétaro. *See the section "The Company – Description of the Business".*

The transportation equipment in relation to the distribution network is of approximately 500 vehicles, that service 800 delivery routes and approximately 180 000 selling points. These vehicles are controlled in accordance with the needs of the Company in over 26 direct distribution centers located within the Mexican Republic.

The Company's computing equipment is located in the different plants, distribution centers, and administrative offices.

In respect to the ownership of land, it includes a plot, used as a distribution center, that the Company acquired in Veracruz in 1996. The Company also has ceded or adjudicated properties received as payment in Jalapa, and another one in Tulancingo; these are probably going to be put on the market during the next few months. Of these lands, the greater percentage of the total corresponds to a plot that is occupied by Industrias Alimenticias Zacatecas as well as real estate property in that same city.

K. JUDICIAL, ADMINISTRATIVE, OR ARBITRAL PROCESSES

On January 3, 2001, Jugos del Valle S.A. de C.V. and the Guajardo family agreed upon the terms for the acquisition by Jugos del Valle S.A. de C.V. of 10% of the shares of Promotora del Valle Guajardo, S.A. de C.V., these shares were in possession of the shareholders that conform the Guajardo family; it is estimated that this operation will be undertaken during this year, and the price of the shares shall be determined in accordance with the established formula of the master contract dated December 16, 1998, signed by both parties. Once the action has been executed, Jugos del Valle S.A. de C.V. will pay the outstanding amount of the share prices at the dollar exchange rate in effect on the date the agreement was signed. These payments will be made in four partialities paid quarterly, beginning on the date the document was signed and payable at the exchange rate of each maturity date.

Recently, VALLE, some of its subsidiaries, other corporations, and shareholders were sued in a court of the State of New York in the USA because they intended to acquire representative shares of the equity of Jugos del Valle S.A. de C.V. by HAC Investments LTD who has a participation of 9.0%. Jugos del Valle S.A. de C.V., the defendant subsidiaries, and some shareholders of Jugos del Valle celebrated various agreements where they agreed with the complainant to resolve their differences, and the plaintiff desisted giving Jugos del Valle S.A. de C.V., its subsidiaries, and the shareholders a complete liberation of any legal responsibility derived from this legal action.

L:- REPRESENTATIVE SHARES OF SHAREHOLDERS' EQUITY

Modifications to Shareholders Equity

The equity of VALLE is represented by 58 835 709 series "B-1", Class I shares, all of these are ordinary, nominative, without nominal value, representative of the fixed minimum part of the equity. There is no authorization for representative shares of the variable section.

The paid equity of VALLE is in the total amount of $57 545 000, corresponding entirely to the fixed minimum part of the equity.

M.- DIVIDEND POLICIES

The decree, amount, and payment of dividends is determined by a majority of votes in the General Ordinary Stockholders Meeting, generally as a consequence of a proposal presented by the Administrative Counsel. The payment of dividends depends on the results, the operation, financial situation, requirement of capital, and future projects of the Company, as well as other factors that the shareholders consider relevant. *See the section "Description of Shareholders Equity"*

In accordance with the Company's social statutes and the law, the Company's net profits reflected in its financial statements should be applied in the following manner:

- In first place, an amount equivalent to 5.0% of the net profits will be set aside to constitute or increase a legal reserve until the amount of this reserve is equivalent to 20.0% of the Company's paid capital. The Company began to constitute this reserve in 1992 by means of applying 5.0% of the net profits corresponding to the fiscal year that ended on December 31, 1991.
- In second place, the shareholders can destine a percentage of the net profits to constitute a reserve for the acquisition of the Company's shares that are on the market. The last amount authorized on April 18, 1995, in the amount of $40 000 000 pesos as a reserve to repurchase shares (this amount is in effect at this moment).
- In third place, the remainder of these profits will be applied in the manner determined by the shareholders and can be destined to the payment of dividends, subjected to the aforementioned limitations.

All the shareholders have a right to perceive the dividends decreed by the Company in direct participation of the percentage owned by the shareholders.

III.- FINANCIAL INFORMATION

1.- Information Chart is Annexed

2.- Comments and Analysis

A.- RESULTS OF THE OPERATION

Volume

At Jugos del Valle we measure our volume of sales per box, that represents the amount of finished product that is sold to our clients. We are convinced that the volume per box measures with more precision the strength of our business system because it permits us to measure the sales tendencies.

In the year 2000 the accumulated volume of sales of Jugos del Valle maintains its growth tendency, reaching 77.5 million boxes, which represents an increase of 18.6% in respect to the previous year, 1999.
The domestic sales were of 66.5 million boxes that represent an increase of the volume invoiced of 17.2% in respect to the same period of the previous year. On this market, there is a marked emphasis on the increase in the segments of orangeades and carbonated drinks as well as the volume of Florida7 which was incorporated to the group during the last quarter of the year.

The volume of sales in the international area also registered a noticeable growth of 28.0% in respect to that of the previous year, 1999. Of this volume, it is important to emphasize the growth in the Brazilian market that was 81% more than that of the previous year.

Operations

Net Income and Gross Profit

In a consolidated manner our net income for the fiscal year of 2000 increased 11.1% in respect to that of the previous year 1999, reaching the amount of $2,959.8 million Mexican pesos.

The domestic net income increased 10.9% with emphasis on the growth of 21.7% in fruit drinks, while the income in the International area increased 12.3%, with a growth of the net income of Brazil of 58.7% in relation to the year of 1999.

A very important point is that, of the total income obtained during the year 2000, the contribution of the new products was 14.9%, and together with the incomes of the new domestic businesses, they represented 25.7%.

The income of the international area represented $448.1 million pesos which represents 15.1% of the total income of the Company.

The consolidated gross profit of the fiscal year was of $1,320.3 million pesos, which represents a growth of 17.0% with respect to that of the previous year. This gross income represents 44.6% of net sales, with an increase of 2.3 percentage points, in spite of the general decrease of the margins of profitability of our exports; this is derived from the favorable fluctuation of the exchange rates.

Operative Expenses

The operative expenses of the fiscal year show an increase of 14.5% in respect to the year 1999. The 25.0% of this growth was generated by an increase in the expenses of depreciation and amortization derived from the capitalization of national projects at the closing of 1999, and the effect of the operations in Brazil when considering 12 months of operation against four months of the previous year, due to the fact that this industrial plant started its operations in September, 1999.

A growth of 61.0% of operative expenses is derived from fixed and variable expenses associated with the growth of 18.6% of the invoiced volume, as our selling expenses, distribution, and publicity including the new operation of Florida7.

Operation Profits

The results of the operation of the year 2000 in the amount of $16.5 million pesos was affected by the increase in the aforementioned operative expenses, and represents 0.6% in relation to the net income, showing a marginal increase of 1 percentage point in respect to the year 1999.

It is very important to mention that the low profitability of the international operation continues to affect the operative profits in a significant way, specially that of Brazil. Not withstanding, due to the strategies and actions taken during the year, since October, the Brazil operation managed to operate almost at a breakeven point, and for the first time it was possible to operate with a positive UAFIR during the last quarter of the year 2000.

The consolidated UAFIR, generated during this period for $167.4 million pesos, represents 5.7% of net sales and signifies an increase of 93.1% to that obtained in the year 1999. In reference to the domestic market, the UAFIR ascended to $222.6 million pesos, 8.9% on sales which represented an increase of 29.2% in relation to the previous year 1999.

The integral cost of financing of $84.3 million represented 2.8% of net sales in relation to 5.4% of the previous year, presenting a real reduction of $58.6 million pesos, this is mainly originated by the decrease in interest expenses due to lower rates.

Derived from the aforementioned factors, the net results before extraordinary entries is a loss in the amount of $177.6 million and represents 6.0% of net sales, presenting a real reduction of $58.0 million pesos, (24.6%) in respect to the loss of the previous year, 1999.

In the fiscal year there is a favorable net extraordinary entry in the amount of $552.0 million pesos, derived from the restitution of taxes by the fiscal authorities.

Finally, the net result of Jugos del Valle is favorable in the amount of $386.5 million pesos, that represents 13.1% over the net income of Jugos del Valle, with a favorable variation in real terms of $462.4 million pesos in respect to the net result of the previous year.

B.- THE COMPANY'S RELEVANT CREDIT REPORT AND LEVELS OF DEBT

1.- Banco Nacional de México, S.A.

On June 10, 1997, the Company obtained a simple credit with Banamex in the amount of $15 million US DLLs. The destination of this credit was to pay long and short term liabilities contracted as support for working capital and for the acquisition of machinery and equipment. This credit matures in 36 quarterly payments of $416 000 US DLLs. starting on September 12, 1998, to June 12, 2007 at a libor interest rate plus 3.35 points.

On May 26, 2000, the Company obtained a simple credit in the amount of $17 million US DLLs. The destination of this credit was the payment for the acquisition of Florida7 S.A. de C.V. This credit matures in 8 semi annual payments of $2 125 000 US DLLs. starting on December 30, 2001 to June 30, 2005 at a libor interest rate plus 4.5 points.

2.- IXE Banco, S.A.

On August 21, 1998, the Company obtained a simple credit in the amount of $80 million. This credit matures in 60 monthly consecutive payments until July 30, 2003.

3.- Rabobank Netherland

On September 30, 1998, the Company obtained a simple credit in the amount of $5 million US DLLs. This credit matures in 6 semi annual payments of $833 000 US DLLs. starting on March 30, 1999 to September 30, 2001 at a libor interest rate plus 2.25 points.

4.- Rabobank International

On September 28, 1999, the Company obtained a credit in the amount of $1 245 000 US DLLs. This credit matures in 10 semi annual payments of $125 000 US DLLs. starting on November 18, 1999, to May 18, 2004 at a libor interest rate plus 0.5 points.

At the end of 2000, the Company's debt ascended to $839 384 million, 60% of this debt is a short term one, and the remaining 40% is a long term debt. The 37% of this debt is in Mexican pesos and the remaining 63% is in foreign currency.

The Company is in the final stages of restructuring its debts, focusing on obtaining long term maturity dates and in foreign currency. This restructuring process could conclude sometime during the second and third quarters of 2001. This situation would allow for a more solid financial structure that would improve the Company's level of profitability and VALLE's sustained growth.

IV.- ADMINISTRATION

1.- SOCIAL STATUTES AND EQUITY

In the following paragraphs we describe certain information related to the Company's equity as well as a brief description of some relevant dispositions of the social statutes and applicable legislation. This description does not include all the applicable statutory or legal dispositions and it is subject to the social statutes and the applicable law. The Company's statutes are registered in the Registro Público de Comercio del Distrito Federal.

General Information

The Company was constituted on April 20, 1978, as a Sociedad Anónima de Capital Variable (S.A. de C.V.) as indicated by the Ley General de Sociedades Mercantiles. The legal entity of the Company is Av. Insurgentes #30, Barrio de Texcacoa, in Tepotzotlán, Edo de México, and the main offices are located on Avenida Ejército Nacional # 804, Col. Chapultepec Polanco, CP. 11560, México, D.F.

Registration of Shares

The Serie "B-1" shares are represented by titles that contain annexed coupons. The Company keeps a register of these titles and, in accordance to the Ley General de Sociedades Mercantiles, only those shareholders registered in the aforementioned register are considered to be Company shareholders. These shareholders can physically hold his/her shares (and with the corresponding notations in the register book, prove legal ownership of these shares) or by means of a registration in financial entities that have an account with Indeval, Stock Exchange Houses, Banks, or other entities approved by CNBV that have accounts with Indeval. The property of the shares deposited in Indeval is proved by the registers and lists that Indeval keeps.

The register closes the day before the shareholders' meeting is celebrated in accordance with the date published in the letter of convocation.

Voting Rights and Shareholders' Meetings

Each share of the "B-1" Series confers to its owner the right to one vote in any of the Company's shareholders' meeting. The Board of Directors is conformed by 15 members and the Company's social statutes state that this Board shall be made up of at least 11 members. Each shareholder or group of shareholders that represent 10.0% of the Series "B-1" shares has the right to designate a counselor.

The General shareholders' meetings can be ordinary or extraordinary in nature. Extraordinary meetings are those that are convened to discuss the business specified in Article 182 of the Ley General de Sociedades Mercantiles and in the social statutes that mainly conform increases and decreases of the fixed part of the shareholders' equity and other modifications to the social statutes, liquidation, fusion, transformation of one type of association to another, change of nationality, and change of social objectivity. General meetings that are convened to discuss all other matters, including the election of counselors and commissaries are known as ordinary meetings. The Company's General Ordinary Meeting should be held at least once a year during the four months following the close of the previous fiscal year, in order to take into consideration certain matters specified in Article 181 of the Ley General de Sociedades Mercantiles, mainly including the election of counselors and commissioners, the approval of the Board's report in reference to the Company's development and its financial statements for the previous fiscal year and the application of the results of said reports.

According to the social statutes, the necessary quorum in the first convocation for a general ordinary meeting is of at least 50.0 % of the circulating shares, and resolutions may be taken through the favorable vote of the majority of the represented shares. If this quorum is not reached in the first convocation, it is possible to convene a second meeting where resolutions could be taken through the favorable vote of the majority of the represented shares, notwithstanding the number of said shares. The quorum in the first convocation for a general extraordinary meeting is 75.0% of the circulating shares with voting rights on the matters to be discussed in said meeting. To consider as valid a resolution adopted in an general extraordinary meeting, in the first or ulterior convocations, it is necessary to have the shareholders' favorable vote of at least 50.0 % of the circulating shares with voting rights in the matters discussed in said extraordinary meeting. In order to modify the social statutes, it is necessary to have the shareholders' approval of at least 95% of the circulating shares and the approval of the CNBV to modify the obligations of the majority shareholders in compliance with the social statutes in order to repurchase shares and some other dispositions in the case of the cancellation of the registration.

In accordance with the Ley General de Sociedades Mercantiles, the shareholders of the 33% of the Company's circulating equity could oppose the resolutions taken in the meetings by presenting a claim before the corresponding competent court within the following 15 days of the closure of the meeting where the resolution was taken. They have to prove that said resolution violates the law or the Company's statutes. The right of opposition in accordance with these dispositions can only be taken by shareholders that (i) have the right to vote on the opposed resolution. (ii) those shares that were not represented when said resolution was taken or, in the case of these shares having been represented, were voted against this resolution.

A shareholders' meeting can be convened by the Board of Directors, the commissary or any competent judge. The shareholders with 33% of the shares can ask the Board of Directors or the commissary to convoke a shareholders' meeting. In addition, the Board of Directors or the commissary must convoke a shareholders' meeting if a shareholder requests in writing a meeting if there has not been a general ordinary meeting during 2 consecutive years or if the meetings held during this period have not taken into consideration the matters mentioned in Article 181 of the Ley General de Sociedades Mercantiles which have been mentioned. If the meeting is not convoked during the 15 days following the written request, a competent judge could request such a meeting. The convocation for a meeting should be published in the Official Newspaper of the Company's legal entity or in a newspaper of general circulation in the Federal District at least 15 days prior to the date of the meeting. The shareholders' meeting can be celebrated without the aforementioned publication if 100% of the circulating shares with voting rights for the matters to be discussed in said meeting are represented. In order to be present in a shareholders' meeting, the shareholder must request and obtain an admission pass. This pass can be requested in advance and in accordance with the corresponding convocations and proof of ownership of shares. This pass will be obtained depositing the shares with the Company's corporate secretary or with an institution authorized to accept the deposit of the aforementioned shares. If a shareholder has the right to be present in a meeting, said shareholder can be represented through a proxy letter or power of attorney signed by two witnesses.

Variations in the Shareholders' Equity

In general, it is possible to augment the shareholders' equity through the emission of new shares to be paid in cash or in species through the capitalization of liabilities or of certain entries of the capital. Generally, it is not possible to increase the equity until all the shares of the previously emitted and subscribed equity have been paid for in full. In general, it is possible to reduce the equity in order to absorb losses, to amortize shares, or to liberate shareholders of payments not made. Any reduction of equity to amortize shares in order to reimburse shareholders shall be done by pro rata or by drawings in the presence of a Notary. The shareholders can also approve the amortization of already paid shares with retained profits. Said amortization would be made by repurchasing shares in BMV (in the case these shares are registered here).

The fixed part of the Company's equity can only be increased or reduced through a resolution of the general extraordinary meeting and through a reform of the social statutes, while the variable part of the Company's equity can be increased or reduced through a resolution taken in the general ordinary meeting.

It is not necessary for the shareholders to take a resolution in order to reduce the equity that results from the exercise of the right to take off the representative shares of the variable part of the equity, or of the Company's purchasing shares, or for increase of the equity resulting from the sale of shares previously bought by the Company.

Preference Rights

Only under special circumstances, in the case of an increase of capital through the emission of new shares for cash payment or in specie, a shareholder of the Series "B-1" existing shares at the moment of the aforementioned increase has the preference right to subscribe the amount of new shares sufficient to maintain the same percentage of participation or, in the case of an increase of capital through the emission of shares with limited vote or with limited corporate rights, subscribe a number of the shares to be emitted, sufficient to maintain the same percentage of participation. These preference rights should be exercised within the following 15 days of the publication of the notice of capital increase in the Diario Oficial de la Federación, or in the Diario Oficial in the Company's address, or after the date of the shareholders' meeting where the increase of the equity was approved if all the shareholders were represented in this meeting; on the contrary, these rights will expire.

In accordance with the law, the shareholders can not previously renounce to their preference right, except under certain circumstances, and they cannot be represented through a negotiable instrument, independently of the corresponding share titles. The shareholders have renounced to the preference rights with respect to the Series "B-1" shares that are offered in the Offer and the rest of the Series "B-1" pending subscription and payment.

Foreign Investment Law

The participation of foreign investments in the Company's equity is regulated by the Ley de Inversión Extranjera and by the Reglamento de la Ley de Inversión Extranjera and the Registro Nacional de Inversión Extranjera. The Secretaría de Comercio y Fomento Industrial and the Comisión de Inversiones Extranjeras are the organisms responsible for applying the foreign investment law. As a general rule, it is necessary to have the authorization of the Secretaría de Comercio y Fomento Industrial for the percentage of foreign investment in the Company's capital to exceed 49.0%.

Other Dispositions

Fixed and Variable Minimum Capital

As a Sociedad Anónima de Capital Variable (S.A. de C.V.), the Company is permitted to emit shares that constitute the fixed part and shares that constitute the variable part of the shareholders' equity. The emission of the shares of the variable part of the equity, in difference to the shares of the fixed part of the equity does not require a reform of the social statutes, although it does require approval in the general ordinary shareholders' meeting.

In accordance with the social statutes and the dispositions of the CNByV, the variable capital can not exceed 10 times the minimum fixed part of the Company's equity ("Minimum capital") specified in the social statutes. At this moment, there aren't any Company's shares that represent the variable part of the equity or that are in circulation at this time, or that will be emitted in relation to the Offer. If there were shares of the variable part, these could be totally withdrawn by the owners. With the exception of certain limited circumstances, the minimum capital can not be withdrawn. A shareholder of the variable part that wants to make a total or partial withdrawal of shares should notify the Company of this withdrawal by means of a written and signed notification to this effect. If this withdrawal notification is received before the last quarter of the fiscal year, the withdrawal shall be effective at the end of this exercise. On the contrary, the withdrawal shall be effective at the closing of the next fiscal year.

The amortization of the variable part of the Company's equity is taken from the minimum of (i) 95.5% of the average share price listed on the stock market during the previous 30 working days to the date when the withdrawal will be effective or (ii) the value on books per share of the variable part of the calculated equity, based on the financial statements of the Company (approved in a general ordinary shareholders' meeting) for the closing of the fiscal year in which the withdrawal will be in effect. Any amount that the Company is going to pay, will be in effect on the next day of the general ordinary shareholders' meeting mentioned in the previous clause.

Duration

The duration of the Company in accordance with the social statutes is indefinite.

Repurchase of Own Shares

The Company can repurchase its shares from the stock market at any moment and at the current market price. This repurchasing must be authorized by the Board of Directors. In the case of repurchase, the Company's equity will automatically decrease in an amount equal to the theoretic value of each repurchased share (this is determined by dividing the Company's circulating equity by the number of shares circulating immediately before the repurchase); if the purchasing price exceeds the assumed nominal value, the difference is charged to the distributed amounts of net profits to a special reserve created for repurchasing own shares. The repurchased shares shall be kept in the Company's treasury for the moment when they will again be put on the stock market. The Company's equity automatically increases at the moment these shares are resold for an amount equal to their assumed nominal value; any exceeding amount shall be put in the aforementioned special reserve. The patrimonial and voting rights corresponding to the repurchased shares can not be exercised during the period in which these shares belong to the Company, and those shares cannot be considered to be in circulation for the object of calculating quorums or a vote in any shareholders' meetings during this period. At this moment, the authorized amount for Repurchasing Own Shares is $40 million Mexican pesos.

Repurchasing in Case of Cancellation of the Register

In the case of a cancellation of the register of the Company's shares in the Stock Section of RNVI, requested by the Company or in accordance with a resolution adopted by the CNByV, the Company's statutes and the notifications of the CNByV require the Company's major shareholders to make a public offer in order to buy shares held by minority shareholders. Unless the CNByV approves a different price, the major shareholders shall buy the shares at the highest value of (i) the average listing price for the previous 30 days to the date of the offer, or (ii) the shares' value on books, reflected in the last quarterly report presented to the CNByV and the BMV previous to the date of the offer. In accordance with the social statutes, the Company's major shareholders are not obligated to buy the shares of minority shareholders if the owners of all the Company's circulating shares approve the cancellation of the shares register in the RNVI.

Conflicts of Interest of the Shareholders

Any shareholder that has a conflict of interest in respect to any operation should abstain from voting in this matter, in the corresponding shareholders' meeting. If a shareholder votes in this matter where his interests are in conflict with those of the Company, he could be responsible of damages if the transaction was not approved without his vote.

Conflicts of Interest of the Counselors

Any member of the Board of Directors that has a conflict of interest with the Company should make this fact known to the other members of the Board and abstain from voting. Any member of the Board that violated this disposition could be responsible of damages caused to the Company. In addition to this, the members of the Board of Directors and the Counselors cannot represent other shareholders in any shareholders' meeting.

Right to Retire

Any time that the shareholders approve a change of social objectivity, change of the Company's nationality, or the transformation of one type of association to another, any shareholder with voting rights in respect to said change or transformation that placed a vote against, has the right to retire from the Company and receive the calculated amount specified in accordance with the law in reference to his shares, in the intelligence that said shareholder exercises his right to retire within the next 15 days when the meeting approved the change or transformation. In accordance with the Mexican law, the amount that a shareholder that is going to retire has the right to receive is equal to his proportional interest in the Company's equity in accordance with the most recent general balance approved by a general ordinary shareholders' meeting.

Legal Actions Against Counselors

In accordance with the law, it is possible to present an action of civil responsibility against those members of the Board of Directors through a resolution of the general ordinary shareholders' meeting. In case the meeting decides to present this action, the persons involved will immediately stop being members of the Board of Directors. In addition, the shareholders that represent no less than 33.0% of the Company's circulating shares can take direct action against the members of the Board of Directors, in the intelligence that (i) these shareholders did not vote against the action in the corresponding shareholders' meeting and (ii) the claim in question covers the presumed Company's damages and not only to the actors individually. Any recuperation of damages in respect to the aforementioned action shall be in direct benefit of the Company and not for those shareholders that presented the claim.

2.- ADMINISTRATORS AND SHAREHOLDERS

The Board of Directors, integrated by 15 members, is in charge of the administration of the Emissary. They were designated and/or ratified in the annual general ordinary shareholders' meeting held on April 30, 1999, and the minutes of this meeting are at this moment being protocolized by Lic. Emiliano Zubiría Maqueo, Notary 25 of Mexico City.

The following chart shows the present members of the Board of Directors and the Vigilance Committee which were designated at the aforementioned meeting.

Name	Position	Years on the Board	Age
Manuel Albarrán Macouzet	President	21	76
Antonio Franck Cabrera	Secretary	2	48
Víctor Manuel Galván Martínez	Prosecretary	6	41
Eduardo Marino López	Treasurer	9	49
Roberto Albarrán Campillo	Spokesman	9	41
Manuel Albarrán Campillo	Spokesman	7	38
Ricardo Albarrán Campillo	Spokesman	6	35
Roberto Arturo Pradilla Rodriguez	Spokesman	0	45
Ettore Biagioni	Spokesman	4	45
Jesús Cevallos Gómez	Spokesman	5	73
Horacio J. McCoy Martínez	Spokesman	5	62
Alexis Darío Falquier Warnier	Spokesman	3	60
Orlando Ruanova De la Torre	Substitute	2	45
Mario Mercado Vargas	Substitute	9	53
Javier Bañón	Substitute		

Roberto Albarrán Campillo, Manuel Albarrán Campillo, and Ricardo Albarrán Campillo are the sons of Ing. Manuel Albarrán Macouzet.

Ing. Manuel Albarrán Macouzet – President of the Board of Directors of the Emissory. He studied the career of Chemical Engineering at the Universidad Nacional Autónoma de México. He has worked in important corporations like Procter & Gamble, Anderson Clayton, and Embotelladora Mexicana S.A. de C.V. (Pepsi) holding high executive positions. He was also Director of the H.J. Heinz Company. At the present moment, he is President of the Board of Directors and one of the main shareholders of VALLE.

Lic. Antonio Franck Cabrera - Secretary of the Board of Directors. He studied Law at the Universidad Iberoamericana and has ample experience as consultant of Mexican and foreign credit institutions. He was an associate director of Santamarina y Steta for eight years. He has participated on the Board of Directors of different corporations such as Mexicana de Cananea, S.A. de C.V., and Sears Roebuck de México, S.A. de C.V., among others.

Lic. Victor Manuel Galván Martínez – Prosecretary of the Board of Directors and Legal Director of VALLE, he previously worked at the Cervecería Moctezuma holding the position of Head of the Litigation Department. He also worked in NAFIN, in the Head of Stocks and Bonds Department. At this moment, he holds the position of Corporate Legal Director of VALLE since 1986.

Lic. Eduardo Marino López – Treasurer of the Board of Directors and Executive Vice President of VALLE. He studied Business Administration. He acquired his experience working for companies like Anahuac and Cervecería Moctezuma where he held the position of General Manager of Commercial Planning. He also held the position as assistant to the Corporate Planning Direction in Bufete Industrial. At this moment, he occupies the position of Executive Vice President of VALLE, he has held this position for 13 years.

Roberto Albarrán Campillo – He is Member of the Board of Directors and General Director of VALLE. He studied Business Administration at the University of Texas. He studied a Masters Degree in Finance at Boise State University. At this moment, he is General Director of VALLE. He has worked in this Company for the last 13 years. He was General Director of various Companies of Grupo Holdinmex. These companies are dedicated to the distribution of VALLE products, restaurants, real estate, publicity, air filtering equipment, and beverage factories in Puerto Rico, Haiti, and El Salvador. He previously worked in the US in the area of Finance and Marketing in Ore-Ida Foods Inc.

Manuel Albarrán Campillo - He is Member of the Board of Directors and Director of International Development of VALLE. He studied Business Administration. He acquired his working experience as Finance Consultant of the Operadora de Bolsa, S.A. de C.V. and at this present moment he is Director of International Development of VALLE.

Ricardo Albarrán Campillo - He is Member of the Board of Directors. He studied Business Administration at the Southern Methodist University, in Dallas, Texas. He held various positions in Embotelladora Mexicana, S.A. de C.V. (Pepsi) as Assistant to the General Director. He also held the position of General Manager of Manny's Fried Chicken Company. At this present moment he is General Director of Holdinmex, S.A. de C.V.

Roberto Arturo Pradilla Rodríguez - He is Member of the Board of Directors. He studied Business Administration at the Universidad del Rosario in Bogotá, Colombia. He has 18 years of experience in different positions with Foreign Banks in Mexico. He was in charge of business of Bankers Trust Company in Mexico. At this moment he is Associate Director of the Sociedad Fians Capital, S.A. de C.V.

Jesús Cevallos Gómez - He is Member of the Board of Directors. He studied Public Accounting at the Universidad Nacional Autónoma de México. He has held various positions: President of the Fundación Cambio Oceánico A.C., he has worked in various bottling plants of the Pepsi-Cola Corporation. He was also Executive President of CANAINCA and also President and Vice President of CONCAMIN.

Horacio J. McCoy Martínez- He is Member of the Board of Directors. He studied Business Administration at the University of Southern California. At this present moment he holds the position of President for Mexico and Latin America of Korn/Ferry International. He previously was Operation Manager of the SUMESA chain of supermarkets, and was General Sub-Manager of Bristol Myers de México.

Alexis Darío Falquier - He is Member of the Board of Directors. At this moment he is Associate Director of Sociedad Wyss Carrasco S.C. and MFI Capital, S.A. de C.V. These groups are dedicated to industrial participation and service of Banca de Inversión. He has a Masters Degree and a MBA of the Massachusetts Institute of Technology, Sloan Institute as well as a Masters Degree in Electronic Engineering of Instituto Tecnológico Federal Suizo.

Orlando Ruanova De la Torre - He is Member of the Board of Directors. At this moment he holds the position of Commercial Vice President in charge of the Carbonated Drinks Division. He was previously General Director of Grupo Mezgo (carbonated drinks like Chaparritas), General Director of Embotelladora Metropolitana (franchise of Pepsico), and General Director of Grupo Garci-Crespo, among others. He studied at the Escuela Bancaria y Comercial. He has studied various diplomates in administration and marketing at Itam University and the High Management course at IPADE.

Mario Mercado Vargas - He is Substitute of the Board of Directors and Director of Finance and Administration of VALLE. He studied Public Accounting. He has held different positions highlighting his participation in the Teleindustrias Ericsson Company where he held the position of Manager Inventory Control. He also worked in the Goodrich Euzkadi Company as Cost Analyst. At the present moment he holds the position of Director of Finance and he has worked in VALLE since 1979.

PRINCIPAL EXECUTIVES

The following chart shows the names, positions, age, and seniority of the Company's principal executives.

Name	Position	Age	Seniority
Manuel Albarrán Macouzet	***Executive President***	76	23 years
Eduardo Marino López	Executive Vice President of Finance	47	12 years
Roberto Albarrán Campillo	***General Director***	41	15 years
Manuel Albarrán Campillo	Vice President of International Development	38	7 years
Arturo Arnold Ochoa	Vice President of Operations	41	1 year
Andrés A. Rodríguez Herrera	Director of Finance	39	2 years
Mario Mercado Vargas	Director of Administration	53	20 years
Orlando Ruanova De la Torre	Commercial Vice President	58	2 years
Luis Cuenca	Director of Direct Sales	36	3 years
Enrique Lechuga Rémus	General Director of Sucos del Valle	51	7 years

For a brief description of the curricula of Manuel Albarrán Macouzet, Eduardo Marino López, Roberto Albarrán Campillo, Manuel Albarrán Campillo, and Mario Mercado Vargas s*ee the section "Administrators and Shareholders"*

Enrique Lechuga Rémus – He studied Communication and Electronic Engineering at the Instituto Politécnico Nacional. He also obtained a Masters Degree in Business Administration. He previously held the position of Operation Manager in the chocolate factory La Azteca of the Quaker Oats Group, he held the same position in Fabergé, and was Manufacturing Director of Compañía Industrial de Plásticos. He has been in the Company for 5 years, and as of 2000 he is General Director of Sucos del Valle, Brazil.

Andrés A. Rodríguez Herrera – He studied Public Accounting at the Universidad Autónoma de Baja California. He is a specialist in International Finances and Fiscal Matters. He was Finance Director in Zucarmex and at this moment he is Finance Director in VALLE.

Arturo Arnold Ochoa – He studied Industrial Engineering at the ITESM, Monterrey Campus. He also took various courses at the Stanford University in California as well as in the IPADE. At this moment he is General Director of Jugos del Valle México, and he previously was General Director of Florida7 S.A. de C.V. He has an experience of over 20 years.

Luis Cuenca – He studied Business Administration, specializing in Marketing at the Universidad Iberoamericana. He worked as Sales Division Manager in Effem Mexico, where he previously held the positions of General Manager of Marketing and of Logistics. At this present moment he is General Manager of the Alpresa Division of Jugos del Valle.

Compensations and Benefits

During the period of 1997, the compensations and benefits obtained by the principal executives and counsels of the Company represented less than 6.0% of the total operating expenses of the fiscal year. At the closing of 1998, the percentage is of 5.0%. It is important to mention that this percentage includes salaries and bonuses as well as benefits: automobile bonus, food coupons, savings funds, and life insurance. At each Board meeting, each counsel (proprietary and substitute) receives a Gold Centenario coin. The global value of these is included in the aforementioned percentage.

At the present moment the employees (not holding manager positions) receive benefits like vacation premium, yearly Christmas bonus, food coupons, savings funds (by law, limited to 13.0%). At management level they also receive automobile and performance bonuses (up to 25.0% of the annual income in relation to results and profit guarantees).

In relation to the general management and director levels, a pension plan is being studied. The Company is also planning to integrate at all levels a variable perception scheme in relation to the productivity of each person. This will be evaluated by means of a performance evaluation system.

At this moment the Company is planning benefits for directors like Stock Options which will be concluded in 2001.

EXTERNAL AUDITORS

PROCEDURE FOR THE DESIGNATION OF EXTERNAL AUDITORS

In an ordinary meeting, the Board of Directors designates the new office of external auditors that will work for the Company. For the year ending December 31, 1991, the Company worked with the office of Maynez, Cervantes y Cía S.C. Beginning the fiscal year of 1992 to date, the Company works with BDO BINDER.

SERVICES RENDERED BY BDO BINDER

The services provided by this office to VALLE and its subsidiaries are as follows:

1.- Auditing of Financial Statements
2.- Determinate Destruction of Inventory
3.- Consulting and Evaluation for the Acquisition / Sale of Businesses
4.- Advisor for the Development of Internal Programs for Continuous Improvement

CURRICULUM VITAE OF THE RELATION WITH JUGOS DEL VALLE

Name:	Patricio Montiel Flores
Date of Birth:	March 17, 1955
Place of Birth:	Platón Sánchez, Ver. México
Civil Status:	Married
Children:	Two
Address:	Calzada de las Carretas No. 18 Fracc. Residencial Colina del Sur 01430 México, D.F.
Telephone Number:	56 43 42 16
R.F.C.:	MOFP 55 03 17 CA7
C.U.R.P.	MOFP 550317 HVZNLT03
Professional Registration:	578370
Registration in the Dirección General de Auditoría Fiscal:	7501

ACADEMIC

Career:	Public Accountant
Technical University:	Escuela Superior de Comercio y Administración of Instituto Politécnico Nacional
University Degree:	Basic Areas

WORKING EXPERIENCE

An experience of 28 years working in BDO Hernández, Lozano, Marrón y Compañía S.C., and internationally with BDO International, participating in different activities related to the profession mainly in the areas of Auditing and Consulting. At the present moment he holds the position of National Associate General Manager.

INSTITUTIONAL ACTIVITIES

Member of the Colegio de Contadores Públicos A.C. of the Instituto Mexicano de Contadores Públicos A.C.

OPERATING WITH RELATED PERSONS AND CONFLICT OF INTERESTS

CONFLICT OF INTERESTS

VALLE rents some properties like the distributorships of Cuernavaca and Toluca as well as the Tepotzotlán building. The Company also pays services for publicity, shipping, and sometimes air expenses. On the other hand, VALLE endorses some credits of affiliate companies and sub-lets offices in Polanco. All of these operations are undertaken with companies like Promotora del Carmen, Comercializadora IMEX 2000, International Charter Services, Fletes Avella, and Holdinmex.

RELATED PARTIES

At this time, VALLE celebrates commercial operations with associations in which one of its shareholders participates directly or indirectly in the administration or capital of the same. So, for fiscal effects, it is considered to be related parties.

In this aspect, VALLE has always taken care that the prices of these benefits for services rendered, purchase of raw material, or any other kind of negotiation or operation made with related parties are the prices that would be used if these operations were undertaken with independent parties and never under the normal market price.

In order to fix the price for services rendered or the acquisition of raw material or any other service, this should conform to the methods established by the law and some of these are:

1.- Comparable prices in which the price of the benefit is considered with third parties that are totally independent of VALLE.

2.- The reselling price consists of determining the price of an acquisition or services rendered by multiplying the reselling price or that of the rendered service with or between independent parties in comparable operations by the result of subtracting from the unit the percentage of gross profit that would have been agreed upon with or between independent parties in comparable operations.

3.- The added cost that consists in multiplying the cost of the goods or services by the result of adding to the unit the percentage of gross profit that would have been agreed upon with or between the independent parties in comparative operations. The commercial relations, operations, or other negotiations made with its subsidiaries or filials are made in accordance with the aforementioned.

To the aforementioned methods is added the profit sharing, the residual of profit sharing, and transactional margins of operating profit.

At this moment, some of the operations made with subsidiaries and filials are:
Holdinmex, S.A. de C.V., Imagen Mexicana, S.A. de C.V, Grupo Embotellador Guajardo Del Valle S.A. de C.V., Arrendadora del Valle Guajardo S.A. de C.V., Alba Nova, S.A. de C.V., Albarrán y Copropietarios S.A. de C.V., Val-Vita, FDI, VALLE USA, VALLE-Brasil, International Corporate and Cargo Services, S.A. de C.V. among others.

At the closing of December 2000, the VALLE balances with related parties were (thousands of pesos):

Accounts Receivable:	2000
Holdinmex, S.A. de C.V.	$53,326
Others	$3,846
	$57,082

Accounts Payable:	2000
Fletes Avella, S.A. de C.V.	$(47,224)
Shareholders	$ (19,606)
Fletes Avella, S.A. de C.V.	$(202)
Others	$(709)
	$(67,741)
Net Balance	$(10,659)

The land and part of the buildings occupied by VALLE in Tepotzotlán, State of México, are the property of Ing. Manuel Albarrán Macouzet with which VALLE has a signed rent contract at market values starting on July 1, 1998 and matures on June 30, 2013. By agreement of both parties, the rent increments are negotiated on a semi-annual basis.

V.- SHARE MARKET

1.- SHARES STRUCTURE

CHART

Shareholder	Number of Shares	Percentage of Participation
Manuel Albarrán Macouzet	26,717,681	45.42%
Holdinmex S.A. de C.V.	16´464,049	27.98%
H.A.C. Investments Ltd.	5,445,870	9.26%
Public investors	9,524,109	16.19%
Treasury	684,000	1.16%
TOTAL	57,835,709	100.00%

Important Changes in Shares

The only significant change during the last 3 years was the sale of shares of the shareholder J. Holding. In December, 1997, his shares were sold through the BMV, the total of these shares was 7 725 205.

Faculties of the Board

The Board of Directors of the Company is invested with the following faculties and obligations without detriment of other faculties conferred to some of its members or other empowered persons.

1.- To exercise the Company's power of attorney for law suits and the collection of accounts receivable.

2.- To exercise power of attorney for administrative actions.

3.- To freely designate and remove the General Director and any other Directors and General Managers or Special Managers as well as any other executive, empowered persons, agents, and employees of the Company to determine their faculties, obligations, working conditions and remunerations.

4.- To acquire and alienate shares and social parts of other corporations with the authorization of the general ordinary shareholders' meeting for the acquisition or alienation of shares or the exercise of the right to retire, exclusively in the cases indicated in the Company's statutes.

5.- To exercise the power of attorney for acts of dominion.

6.- To exercise the power of attorney to subscribe all kinds of credit titles.

7.- To open and cancel banking accounts or any other financial intermediary, as well as to make deposits and withdrawal of funds in the Company's name.

8.- To call ordinary, extraordinary and/or special general shareholders' meetings in all the cases stated in the statutes, or when it is considered convenient as well as set the date and time in which said meetings should be held and execute the resolutions taken.

9.- To formulate interior labor regulations.

10.- To name and remove the Company's external auditors.

11.- To establish Company branches and agencies in any part of the Mexican Republic and foreign countries.

12.- The Board has the exclusive right to determine the emission of the corresponding votes of shares owned by the Company, in the general ordinary and extraordinary shareholders' meetings of the associations where it has the majority of shares.

13.- To confer general or special powers of attorney, granting substitution faculties of the same powers, except for those faculties whose exercise corresponds exclusively by disposition of the law or statutes to the Board of Directors, always reserving the right to exercise its faculties.

14.- To perform all the acts authorized by the statutes or that are a consequence of the same statutes.

15.- To authorize, with the protection of Article 14 Bis of the Ley del Mercado de Valores, the acquisition through the BMV of representative shares of the Company's equity in the terms of the applicable dispositions, as well as their subsequent placing. This faculty is non delegable.

16.- To establish special committees considered to be necessary for the development of the Company's operation, setting the faculties and obligations of said committees.

2.- SHARE INFORMATION IN THE STOCK MARKET (BEHAVIOR)

VALLE's shares are listed in the BMV and are registered in Section "A" of the Stock Section of RNVI of the CNByV. that is in charge. The Company tries to maintain good communication with the national and international financial community and follows the rules established by the BMV and the CNByV. Historically, VALLE's shares have been positioned more as an investment alternative for funds or for investors oriented towards medium and long term investments. VALLE's shares also have the possibility of operating in the US stock market, where they have a ADR level 1 program at a ratio of 5 shares per ADR.

The following charts summarize the quarterly prices for the maximum, minimum, and closing quotation for the indicated periods of VALLE's Series "B-1" shares in the BMV.

VALLE Series "B-1" Shares

	Maximum Price	Minimum Price	Closing Price
2000			
Fourth Quarter	4.47	3.81	3.97
Third Quarter	5.30	4.00	4.48
Second Quarter	4.95	3.59	4.90
First Quarter	5.48	4.10	4.17
1999			
Fourth Quarter	6.20	4.90	5.48
Third Quarter	7.20	6.30	6.46
Second Quarter	7.58	5.90	7.02
First Quarter	6.78	6.20	6.30
1998			
Fourth Quarter	6.78	6.20	6.30
Third Quarter	7.96	6.51	6.51
Second Quarter	8.03	7.06	7.66
First Quarter	8.33	5.97	7.52
1997			
Fourth Quarter	10.83	6.93	8.33
Third Quarter	11.6	8.70	10.32
Second Quarter	9.15	7.74	8.84
First Quarter	9.28	7.46	8.47
1996			
Fourth Quarter	9.58	7.96	8.99
Third Quarter	11.42	8.84	8.98
Second Quarter	11.05	5.90	11.05
First Quarter	7.74	5.07	5.78

(1) Adjusted prices for the payment of dividends of February 3, 1999, in the amount of $2.368 per share.

In ADR terms, the price to September 30, 2000 was of $2 US DLLs equivalent to the price of $3.87 Mexican pesos per share.


12.5
10.0
7.5
5.0
2.5
'94
'95
'96
'97
'98
'99
'00

WEEKLY GRAPH FROM 1994 TO CLOSING OF 2000


5.5
5.0
4.5
4.0
3.5
'99
FEB
MAR
APR
MAY
JUN
JUL
OCT
DEC

DAILY GRAPH OF THE QUOTATION OF VALLE "b" IN 2000

Mexico, D.F., June 29, 2001.

Comisión Nacional Bancaria y de Valores (Mexican National Bank and Stock Comission)
Stock Exchange Supervision Vice-Presidency
Market Supervision General Management
Insurgentes Sur 1971, Torre Sur, Piso 9
Col. Guadalupe Inn
C.P. 01200 Mexico, D.F.

In reference to the annual report relating to the representative shares of the equity of Jugos del Valle S.A. de C.V. of the Stocks Section of the Registro Nacional de Valores e Intermediarios, we wish to inform this commission of the following:

1. We are aware of the reaches and responsibilities toward the investing public, the competent authorities and other parties involved in the stock exchange, which implies being a society with stocks registered in the Stocks Section of the Registro Nacional de Valores e Intermediarios that are listed in the Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange).

2. We have reviewed the annual report for the year 2000, dated June 21, 2001 which was made based on the information provided by executives of this corporation, who are in agreement with its contents. In addition, we have no knowledge in said report of relevant information that was omitted or false, or that this report contains information that could induce the investors to commit an error.

Sincerely,

Lic. Roberto Albarrán Campillo
General Director

Lic. Eduardo Marino López
Corporate Vice President

Mexico, D.F., June 29, 2001.

Comisión Nacional Bancaria y de Valores (National Banking Comission)
Stock Exchange Supervision Vice-presidency
Insurgentes Sur 1971, Torre Sur, Piso 9
Col. Guadalupe Inn
C. P. 01200 Mexico, D.F.

We wish to inform that we have reviewed the report in reference to the range of compliance to the Código de Mejores Prácticas de Jugos del Valle S.A. de C.V. dated June 29, 2001 which was made based on the information provided by members of the board and executives of this corporation who are in agreement with its contents.

Sincerely,

Ing. Manuel Albarrán Macouzet
President of the Board of Directors

Lic. Eduardo Marino López
Secretary of the Board of Directors

JUGOS DEL VALLE, S.A. DE C.V. and SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2000 AND 1999

AND

AUDITORS JUDGMENT

BDO

Contadores Públicos y
Consultores de Empresas

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2000 AND 1999

BDO

Hernández Lozano
Marrón y Cía S.C.
Contadores Públicos y
Consultores de Empresas

Av. Ejército Nacional 904 Piso 7
Polanco
11510 México, D.F.
Teléfono (52) (5) 395 7911
Fax (52) (5) 395 7225

To the Shareholders' Meeting of Jugos del Valle S.A. de C.V.

We have examined the consolidated general statements of Jugos del Valle S.A. de C.V. and subsidiaries to December 31, 2000 and 1999, the consolidated result statements, variations in shareholders' equity and changes in the financial situation relative to these years. These financial statements are the sole responsibility of the Company's Administration. Our responsibility consists of giving our opinion of these statements based on our audits.

Our studies were made according to generally accepted auditing standards which require that said audit be planned and made in a manner that lets us prove a reasonable certainty that these statements do not contain important mistakes and that they are prepared according to generally accepted accounting principles. The audit consists of the examination based on selected tests of the evidence that supports the numbers and revelations of the financial statements; it also includes the evaluation of the accounting principles used, the significant estimates made by the Administration and the presentation of the complete financial statements. We consider that this examination has provided a reasonable base in which to support our opinion.

As mentioned in Note 3a, the Company adopted the dispositions of the New Bulletin D-4 "Accounting treatment of income tax, tax on assets, and the workers' profit sharing" (D-4) for the elaboration of the consolidated financial statements from January 1, 2000. The initial effect accumulated to that date was $344,439, this was registered in the accounting, increasing the long term liabilities for deferred income tax and decreasing the shareholders' equity in this same amount. The effect of the results of year 2000 was $(16,973).

In our opinion, the aforementioned consolidated financial statements reasonably present, in all important aspects, the financial situation of Jugos del Valle S.A. de C.V. and Subsidiaries to December 31, 2000 and 1999, and the consolidated results of its operations, the consolidated variations in shareholders' equity, and the consolidated changes in the financial situation on the years ending on those dates, in accordance with the generally accepted accounting principles.

Hernández Lozano Marrón y Cía, S.C.

C.P. Salvador Dacal Alonso

México, D.F., March 15, 2001.

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED GENERAL STATEMENTS TO DECEMBER 31, 2000 AND 1999
(Thousands of Mexican pesos with purchasing power as of December 31, 2000)

ASSETS

	2000	1999
CURRENT ASSETS		
Cash and temporary investments	$ 36,151	$ 38,415
Accounts receivable		
Other accounts and documents in reserve for $15,459 and $9,303	397,859	322,226
Recovery of taxes	1,506,426	136,191
Other accounts receivable	43,067	57,633
Other taxes received	89,389	37,807
	2,036,741	553,857
Inventories, Net (Note 4)	334,862	393,737
Early payments	9,208	9,712
Total current assets	2,416,962	995,721
PROPERTY, PLANT AND EQUIPMENT, Net (Notes 6 & 7)	1,431,413	1,540,455
PATENTS AND BRANDS, Net	55,104	42,432
OTHER ASSETS	136,319	151,840
EXCESS IN COST OVER NET VALUE IN BOOKS OF SUBSIDIARIES, Net (Notes 1 & 3)	91,489	71,626
	$ 4,131,287	$ 2,802,074

LIABILITIES

	2000	1999
SHORT TERM LIABILITIES		
Bank loans (note 7)	$ 504,497	$ 638,646
Documents payable (Note 7)	22,541	11,150
Suppliers	508,958	313,075
Related parties, Net (Note 5)	10,659	24,002
Other accounts payable (Note 15)	973,111	87,656
Taxes and quotas to be paid	29,831	42,477
Total short term liabilities	2,049,597	1,117,006
LONG TERM LIABILITIES		
Bank loans (Note 7)	334,887	208,071
Documents payable (Note 7)	11,765	24,681
Labor related liabilities, net (Note 8)	5,944	3,055
Deferred income tax, Net (Notes 3 & 11)	299,142	-
Total long term liabilities	651,738	235,807
SHAREHOLDERS' EQUITY (Notes 10 & 11)		
CAPITAL STOCK	335,736	335,243
PREMIUM ON SALES OF SHARES	240,733	240,733
ACCUMULATED PROFITS (LOSS)		
Legal funds	28,187	28,187
Repurchase fund of sales	74,443	72,582
Previous fiscal years	623,651	699,524
Current fiscal year	378,875	(75,873)
	1,105,156	724,420
ACCUMULATED EFFECT OF DEFERRED INCOME TAX	(344,439)	-
EXCESS IN RESTATEMENT OF SHAREHOLDERS' EQUITY	86,357	137,089
Total majority shareholders' equity	1,423,543	1,437,485
MINORITY INTEREST	6,409	11,776
Total shareholders' equity	1,429,952	1,449,261
	$ 4,131,287	$ 2,802,074

The attached notes are an integral part of the consolidated financial statements

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOMES
TO DECEMBER 31 OF 2000 AND 1999

(Thousands of Mexican pesos with purchasing power as of December 31, 2000)

	2000	1999
NET SALES	$ 2,957,569	$ 2,664,757
COST OF SALES	1,643,063	1,536,456
Gross Income	1,314,506	1,128,301
OPERATING EXPENSES		
Sales	996,135	855,600
Administrative	292,534	271,782
Investigation and Development	16,206	10,892
	1,304,875	1,138,274
Assets (liabilities) in operation	9,631	(9,973)
INTEGRAL COST OF FINANCING, Net (Note 13)	92,878	142,817
OTHER EXPENSES, Net	97,224	66,527
Continuous operating liabilities before provisions And extraordinary and special items	(180,471)	(219,317)
PROVISIONS FOR (Note 11)		
Income tax	14,406	15,869
Workers' profit sharing	1,239	348
Deferred income tax	(16,973	-
	(1,328)	16,217
PARTICIPATION IN NON CONSOLIDATED SUBSIDIARY RESULTS (Note 14)	6,897	-
Continuous operating losses before discontinuous and extraordinary and special items	(172,246)	(235,534)
DISCONTINUED OPERATIONS, Net (Note 14)	(52,765)	-
EXTRAORDINARY AND SPECIAL ITEMS, Net (Note 15)	593,686	148,895
Consolidated profits (loss) of the year, Net (Note 10)	368,675	(86,639)
Minority profits (Loss), Net	(10,200)	(10,766)
Majority profits (Loss), Net	$ 378,875	$ 75,873)
Basic profits (Loss) per ordinary share (in Mexican pesos)	$ 6.33	$ (1.21)

The attached notes are an integral part of these consolidated financial statements.

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED VARIABLE STATEMENTS IN THE SHAREHOLDERS' EQUITY
TO DECEMBER 31, 2000 AND 1999
(Thousands of Mexican pesos with purchasing power as of December 31, 2000)

			Accumulated Profits (Loss)							
	Capital stock	Premium on issuance of shares	Legal reserve	Funds for buyback of shares	From previous fiscal years	For the fiscal year	Accumulated effect of deferred income tax	Excess in restatement of shareholders' equity	Minority interest	Total
BALANCES TO DECEMBER 31, 1998 (Notes 10 & 11)	$ 334,360	$ 238,372	$ 26,889	$ 70,901	$ 290,426	$571,540	$ -	$ 185,288	$ 18,765	$ 1,736,541
Transfer of net profit	-	-	-	-	571,540	(571,540)	-	-	-	-
Increase in legal funds	-	-	1,298	-	(1,298)	-	-	-	-	-
Dividends paid	-	-	-	-	(161,144)	-	-	-	-	(161,144)
Net loss of the year	-	-	-	-	-	(75,873)	-	-	-	(75,873)
Results on non-monetary assets	-	-	-	-	-	-	-	(25,661)	-	(25,661)
Effects in the conversion of foreign entities	-	-	-	-	-	-	-	(22,538)	-	(22,538)
Replacement of shares, Net	883	2,361	-	1,681	-	-	-	-	-	4,925
Minority interest	-	-	-	-	-	-	-	-	(6,989)	(6,989)
BLANCES TO DECEMBER 31, 1999 (Notes 10 & 11)	335,243	240,733	28,187	72,582	699,524	(75,873)	-	137,089	11,776	1,449,261
Transfer of net loss	-	-	-	-	(75,873)	75,873	-	-	-	-
Net profit of the year	-	-	-	-	-	378,875	-	-	-	378,875
Results on non-monetary assets	-	-	-	-	-	-	-	(34,285)	-	(34,285)
Effects in the conversion of foreign entities	-	-	-	-	-	-	-	(16,447)	-	(16,447)
Accumulated effect of deferred income tax	-	-	-	-	-	-	(307,013)	-	-	(307,013)
Initial effect on deferred taxes in subsidiaries	-	-	-	-	-	-	(37,426)	-	-	(37,426)
Replacement of shares, Net	493	-	-	1,861	-	-	-	-	-	2,354
Minority interest	-	-	-	-	-	-	-	-	(5,367)	(5,367)
BALANCES TO DECEMBER 31, 2000 (Notes 3, 10, & 11)	$ 335,736	$ 240,733	$ 28,187	$ 74,443	$ 623,651	$378,875	$ (344,439)	$ 86,357	$ 6,409	$ 1,429,952

The attached notes are an integral part of the consolidated financial statements

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN THE FINANCIAL SITUATION TO DECEMBER 31, 2000 AND 1999

(Thousands of Mexican pesos with purchasing power as of December 31, 2000)

	2000	1999
OPERATION		
Consolidated assets (liabilities) of the year, net	$ 368,675	$ (86,639
Items applied to results that didn't require (generate) the use of funds:		
Extraordinary Items	(593,686)	(148,895)
Depreciation and amortization	150,272	96,667
Deferred income tax	(16,973)	-
Participation in results of non consolidated subsidiaries	(6,897)	-
Increases in funds	11,366	-
Minority interest	10,200	10,766
	(77,043)	(128,101)
Net variation in accounts receivable, inventories, accounts payable and others	118,754	260,870
Resources generated in the operation before extraordinary items and discontinued operations	41,711	132,769
Discontinued operations (Note 14)	52,911	-
Extraordinary items - receivable taxes from previous fiscal years (Note 15)	-	421,951
Funds generated by operation	94,622	554,720
FINANCING:		
Bank loans, net	(7,333)	(87,020)
Documents payable	(1,525)	15,030
Dividends paid	-	(161,144)
Premium on issuance of shares, net	2,354	4,925
Funds (used) in financing activities	(6,504)	(228,209)
INVESTMENT:		
Property and machinery	67,642	224,337
Other assets	22,886	100,726
Sales of subsidiaries	(146)	-
Resources used in investment activities	90,382	325,063
CASH AND TEMPORARY INVESTMENTS:		
(Decrease) increase of the year	(2,264	1,448
Balance at the beginning of the year	38,415	36,967
Balance at the end of the year	$ 36,151	$ 38,415

The attached notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2000, 1999 AND 1998

(Unless otherwise specified, all amounts are expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001.)

NOTE 1. INCORPORATION AND LINE OF BUSINESS OF COMPANIES

Jugos del Valle, S.A. de C.V., is a Mexican company incorporated on April 20, 1978. Its main activities and main sources of revenue are the production, bottling, trade, distribution and marketing of fruit juices, nectars and beverages, and distribution and sales of third-party products, which is the principal source of its income.
The Consolidated Financial Statements include the Financial Statements of Jugos del Valle, S.A. de C.V., and those of the following Subsidiaries, in which it holds nearly 100% of shares:

Company	Stake	Activity
Industrias Alimenticias de Zacatecas, S.A. de C.V.	99.99%	Production and sale of fruit juices and nectars.
Comercializadora Val Vita, S.A. de C.V.	99.99%	Production and sale of tomato-based products.
Asesores y Promotores de Mercados, S.A. de C.V.	99.99%	Product distribution and sales services.
Jugos del Valle USA, Inc. and Subsidiary (a)	99.99%	Trade of fruit juices and nectars.
Holdinbras Participações, LTDA and Subsidiary (b)	99.99%	Production and trade of fruit juices and nectars.
Promotora del Valle Guajardo, S.A. de C.V. and Subsidiary (c)	90.00%	Production, sale and distribution of carbonated soft drinks.
Jugos del Valle España, S.L. (d)	99.99%	Trade of fruit juices and nectars.
Florida 7, S.A. de C.V. (e)	99.99%	Production and trade of fruit juices, nectars and beverages.
CODE MEXICO, S.A. de C.V. (f)	72.70%	Production of lactobacillus products.
Inmobiliaria Juvasa, S.A. de C.V.	98.00%	No operations to date

a) Jugos del Valle USA, Inc., is a US corporation, wholly owned by Jugos del Valle, S.A. de C.V., and incorporated on December 12, 1996, in San Antonio, Texas, USA. It entered operations on January 2, 1997. Its main activity is the importation and distribution of del Valle products in the United States. Its subsidiary Company, FDI Corporation, is located in San Juan, Puerto Rico, and its main lines of business are the production of fruit beverages and the trade of del Valle juices and nectars.

b) Sucos del Valle do Brasil, LTDA, was incorporated on April 22, 1997, in the City of São Paulo, State of São Paulo, Brazil. It entered operations in September 1997. Its main line of business is the import, export, marketing, production and distribution of food products.

Holdinbras Participações, LTDA, was incorporated on January 13, 1999, in São Paulo, and acquired 95% of the shares of Sucos del Valle do Brasil, LTDA, belonging to Jugos del Valle, S.A. de C.V., for Brazilian legal effects. Thus, the Shareholders' Equity of Sucos del Valle do Brasil, LTDA, is now wholly Brazilian. This operation was carried out primarily within the framework of a corporate reorganization.

On January 4, 2000, Jugos del Valle, S.A. de C.V., subscribed an increase in capital of 28,000,000 shares ($28,000,000 reales) in the subsidiary Sucos del Valle do Brasil, LTDA. The increase was contributed through capitalizing liabilities and additional contributions.

On December 20, 2000, Jugos del Valle, S.A. de C.V., transferred shares acquired through capitalization in Sucos del Valle do Brasil LTDA to Holdinbras Participações, LTDA (Subsidiary of Jugos del Valle, S.A. de C.V.) through an increase in capital in Holdinbras. At the same time, the minority shareholder increased its holdings in the capital stock of Sucos del Valle do Brasil LTDA. As a result of these capital movements, the percentage of equity of Holdinbras Participações, LTDA changed from 95% (in 1999) to 94% of the shares of Sucos del Valle Participações Brasil, LTDA.

c) Promotora del Valle Guajardo, S.A. de C.V., was incorporated on December 4, 1998. It entered operations on January 4, 1999. Its purpose was to acquire the soft-drink company Grupo Básico, a going concern which numbers brand names such as Barrilitos and del Valle among its assets, and owns three production plants in Mexico: in Mexico City, in Monterrey and in San Luis Potosí. The objective of the operation was to complement the Company's export business and to obtain the means and initial critical mass which would allow the Company to service the potential soft- and fruit-drink demand in the lower socioeconomic segments.

As of December 31, 2000, 1999 and 1998, the investment of Promotora del Valle Guajardo, S.A. de C.V., in the capital stock of its Subsidiaries stood as follows:

- Grupo Embotellador del Valle, S.A. de C.V. 99.99%
- Arrendadora del Valle Guajardo, S.A. de C.V. 99.99%
- Embotelladora América, S.A. de C.V. (Cf. Note 14). 99.99%
- Impulsora Nacional del Norte, S.A. de C.V. 99.99%

d) Jugos del Valle España, S.L., was incorporated on January 12, 2000, in Madrid, Spain. It began operations in May 2000. Its main activity is the import, export, marketing, sale and distribution of food products.

e) In May 2000, Jugos del Valle, S.A. de C.V. acquired 49% of the shares of Florida7, S.A. de C.V., with an option to buy the remaining 51%, which it exercised on August 31, 2000. It also acquired the brands Florida7, Valencia and Brisco. The principal activity of this company is the production, bottling, trade, distribution and commercialization of fruit juices, nectars and beverages. These are the principal source of its income. The cost of acquiring the shares amounted to a historical cost of $145,638. This acquisition generated an excess of cost over book value paid of $75,628.

The following table presents information as of the date of purchase, with purchasing power as of June 30, 2000.

Balance Sheet as of August 31, 2000 (Unaudited):		
Current assets	$	87,315
Fixed assets		37,217
Other assets		3,084
Liabilities		(55,226)
Shareholders´ equity		73
	$	72,390
Statement of Income for the period from January 1 to August 31, 2000 (Unaudited):		
Net sales	$	25,174
Costs and expenses		(24,180)
Other income, Net		456
Net profit	$	1,450

f) On May 30, 2000, Jugos del Valle, S.A. de C.V. acquired 72.70% of the shares of CODE MEXICO, S.A. de C.V., and the brand KUL-TAI. CODE MEXICO'S principal activity is the production of lactobacillus-based beverages. The cost of acquiring the shares at historical value amounted to $7,600. This acquisition generated an excess of cost over book value paid of $7,934.

NOTE 2. BASIS FOR THE CONSOLIDATION

The accompanying Consolidated Financial Statements include the accounts of Jugos del Valle, S.A. de C.V. and Subsidiaries, listed in Note 1, as of December 31, 2000, 1999 and 1998. All inter-company balances and transactions have been eliminated.

NOTE 3 PRINCIPAL ACCOUNTING POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Comparability – The most important aspects that affect the comparability of the financial statements are:

- New Bulletin D-4. In May, 1999, the Mexican Institute of Public Accountants issued the new Bulletin D-4 "Accounting treatment of income tax, tax on assets, and the workers' profit sharing" (D-4), which came into effect on January 1, 2000, becoming mandatory. In accordance with D-4, the provisions for income tax and workers' profit sharing are recorded in the results for the year in which they are incurred. It also recognizes deferred effects caused by timing differences.

- The initial accumulated effect of applying D-4 as of January 1, 2000 amounted to $(344,439), which was recorded as an accounting increase in long-term debt in deferred income tax and a decrease in shareholders' equity by the same amount. The effect on results for 2000 was $ (16,973), credited to results. For this reason, figures for the year ended December 31, 2000, are not comparable for these items with those of year 1999.

b) Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to December 31, 2000, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

c) Conversion of the Financial Statements of International Joint-Ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of December 31, 2000.

1.- The Companies Jugos del Valle USA, Inc. and subsidiary, located in USA and Puerto Rico and Jugos del Valle España, S. L., located in the city of Madrid, Spain, whose operations are an integral part of Jugos del Valle S.A. de C.V. were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.

Monetary assets and liabilities - At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity - At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures - At the considered exchange rate of the period.

2.- Holdinbras Participacoes, LTDA and its Subsidiary Sucos del Valle Do Brasil, LTDA is a Company that operates independently from Jugos del Valle S.A. de C. V. in its financial and operative areas. It was valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities - At the closing exchange rate effective on the date of the general balance.
Equity - At the exchange rate on the date the contributions were made.
Accumulated profits (loss) - At the closing exchange rate of the fiscal year when they were obtained.

d) Inventories and Sales Cost

- Inventories are valued at reposition costs and should not exceed its net realization value.

- Sales cost are valued in constant pesos using the reposition cost as a base.

e) Property, Plant, and Equipment

These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

f) Installation, Deferred, Patent and Trademark Expenses-

- Recorded at acquisition cost and restated by applying factors derived from the INPC.

- Amortization is calculated by applying the straight-line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

g) Investment in Subsidiaries-

- The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

h) Temporary Investments-

- Valued at acquisition cost plus the accrued yield, which does not exceed market value.

i) Basic Profits (Loss) per Ordinary Share-

- The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the years ending on December 31, 2000 and 1999.

j) Labor Liabilities-

- Seniority premiums and the voluntary early-retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

- Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

k) Income Tax and Workers' Profit-Sharing-

- As of January 1, 2000, the Company applied the guidelines established in the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit-Sharing," issued by the Mexican Institute of Public Accountants.

l) Transactions and Valuations of Balances in Foreign Currencies-

-Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign-exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign-exchange rate fluctuations have been applied to the year's results.

m) Reserve for the Repurchase of Common Shares-

- In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

n) Use of Estimates-

- The preparation of the Consolidated Financial Statements in accordance with Mexican Generally Accepted Accounting Principles requires that Management make estimates and assumptions which affect figures reported for assets and liabilities, as well as reveal contingent assets and liabilities as of the date of the financial statements. Actual results obtained may differ from these estimates.

o) Cash-

- Bulletin C-1, "Cash", issued by the Mexican Institute of Public Accountants, will come into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning cash and cash equivalents. The standards set out in Bulletin C-1 were applied in the preparation of the financial statements as of December 31, 2000 and 1999, and correspond to the accounting practices followed by the Company prior to the issuance of the Bulletin.

p) Financial Instruments-

-Bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants, came into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning financial information, applicable to issuers of, or investors in financial instruments. The financial statements as of December 31, 2000 and 1999, follow the guidelines set out in Bulletin C-2; however, the Company has followed the practice of not engaging in operations with speculative instruments.

NOTE 4 INVENTORIES

As of December 31, 2000 and 1999, this rubric is integrated as follows:

	2000	1999
Raw material	$ 151,704	$ 199,416
Finished goods	128,349	125,706
Spare parts	44,260	40,944
	324,313	366,066
Less — Allowance for obsolete inventories	(2,972)	(901)
	321,341	365,165
Merchandise in transit	13,276	27,673
Advanced payments to suppliers	245	899
	334,862	393,737

NOTE 5 ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a) As of December 31, 2000 and 1999, the balances with related parties were:

	2000	1999
Accounts receivable:		
Holdinmex, S.A. de C.V.	$ 53,236	$ 9,556
Others	3,846	10
	57,082	9,566
Accounts payable:		
Imagen Mexicana, S.A. de C.V.	(47,224)	(31,306)
Shareholders	(19,606)	-
Fletes Avella, S.A. de C.V.	(202)	(518)
Others	(709)	(1,744)
	(67,741)	(33,568)
Net (payable) receivable	$ (10,659)	$ (24,002)

During the years ended December 31, 2000 and 1999, there were the following operations (at historical values) with related parties:

	2000	1999
Income from:		
Product sales	$ 47	$ 65
Interest charged	5,498	2,911
Others	559	597
	$ 6,104	$ 3,573
Expenses for services received	$ 44,716	$ 54,116

NOTE 6 PROPERTIES, PLANT AND EQUIPMENT

As of December 31, 2000 and 1999, this rubric is integrated as follows:

Machinery and equipment	$ 1,417,271	$ 1,392,630
Transportation equipment	154,025	161,993
Building and constructions	88,783	97,200
Office furniture and equipment	36,440	46,175
Computer equipment	117,725	109,050
Tools	6,725	8,130
Leasehold improvements	112,334	106,289
	1,931,303	1,921,467
Reserve for unused equipment	(10,127)	--
Accumulated depreciation	(569,636)	(500,954)
	1,351,540	1,420,513
Land	16,807	17,304
Investments in progress	63,066	102,638
	$ 1,431,413	$ 1,540,455

Depreciation charged to expenses for the year ended December 31, 2000 was $89,029, and $76,311 in 1999.

The land and part of the building which Jugos del Valle, S.A. de C.V., occupies in Tepotzotlán, State of Mexico, belong to a Related Party, with whom the Company signed a rental agreement at market value, effective July 1, 1998, through June 30, 2013. By mutual agreement, rental increases are agreed upon every six months. The corresponding charges to income for 2000 and 1999 in historical pesos amounted to $13,518 and $12,808 respectively.

NOTE 7 BANK LOANS AND NOTES PAYABLE

	2000	1999
Jugos del Valle, S.A. de C.V.		
Unsecured loans:		
Banco Nacional de México, S.A.	$ 57,000	$ 62,107
Banco Internacional, S.A.	73,493	76,272
Rabobank Nederland	86,150	69,514
Comerica Bank México, S.A.	42,500	54,480
Banca Mifel, S.A.	50,000	54,480
Citibank México, S.A.	42,998	25,060
Banca Serfín, S.A.	14,000	27,240
Banco Bilbao Vizcaya, S.A.	9,000	38,136
Bancomer, S.A.	-	18,414
Banco del Bajío, S.A.	-	57,749
Simple long-term loans:		
Banco Nacional de México, S.A. (1)	$ 103,699	$ 129,693
IXE Banco, S.A. (3)	42,667	63,924
Rabobank Nederland (3)	15,954	34,585
Banca Quadrum, S.A. (3)	11,428	19,198
Rabobank International (3)	8,348	11,634
Citibank México, S.A. (2)	-	34,219
PNC Bank, N.A.	1,695	3,966
Financial leases (5):		
Arrendadora Mifel, S.A. de C.V.	$ 13,722	$ 8,935
Arrendadora Citibank, S.A. de C.V.	-	4,415

	2000	1999
Senior secured:		
Banco Nacional de México, S.A. (1)	162,727	-
Jugos del Valle USA, Inc.		
Financial leases G.E. Capital	1,345	2,105
Sucos del Valle do Brasil, LTDA		
Unsecured loans:		
Banco Nacional de Desenvolvimiento Económico Social - BNDES (7)	68,581	-
Rabobank International, S.A. (8)	-	27,287
Citibank, S.A.	8,819	9,800
Banco Bilbao Vizcaya	5,876	5,024
Safra, S.A.	6,957	3,290
Sudameris Do Brasil	8,006	5,190
ABC	4,419	-
Total bank loans	839,384	846,717
Less- Short-term maturities	(504,497)	(638,646)
Long-term debt on bank loans	$ 334,887	$ 208,071
Short-term notes payable:		
Combibloc, Inc. (6)	$ 5,085	$ 11,150
Citrofut, S.A. de C.V. (9)	15,361	-
Other notes	2,095	-
	$ 22,541	$ 11,150
Long-term notes payable:		
Combibloc, Inc. (6)	$ 670	$ 4,269
Other notes	11,095	20,412
	$ 11,765	$ 24,681

All of the Company's financial liabilities, whether peso- or foreign-denominated, accrue interest at floating rates

(1) Banco Nacional de México, S.A.

On June 10, 1997, the Company obtained a simple loan from Banco Nacional de México, S.A., for US$15 million. The loan was meant to pay off short- and long-term liabilities obtained as working capital support and for the purchase of machinery and equipment.

The loan is payable in 36 quarterly payments of US$416 each, starting on September 12, 1998, and concluding on June 12, 2007, at a rate of LIBOR + 3.35 points.

On May 26, 2000, the Company obtained a simple credit from the Banco Nacional de México, S.A. for USD$ 17 million. This credit is to pay for the acquisition of Florida7, S.A. de C.V.

The credit is to be paid through eight semi-annual payments of USD$ 2,125,000, beginning December 30, 2001, and running until June 30, 2005 at an interest rate of LIBOR plus 4.50 points.

(2) Citibank México, S.A.

The loan from Citibank México, S.A. was signed in May 1997; it is payable in 35 equal and consecutive monthly payments of $715, starting June 26, 1997, and a single payment of $29,975 on March 3, 2000. This loan has been paid off.

(3) **The following simple long-term loans have also been obtained:**

ñ On August 21, 1998, a simple credit for $80,000, payable in 60 monthly installments, with final payment due on July 30, 2003, was obtained from Ixe Banco, S.A.

ñ Rabobank Nederland:

On September 30, 1998, a simple credit for US$5 million was obtained from Rabobank Nederland, payable in six semi-annual installments of US$833 starting March 30, 1999, with final payment due on September 30, 2001. The interest rate is LIBOR plus 2.25 points.

ñ Rabobank Internacional:

On September 28, 1999, a credit for USD $1,245 was obtained from Rabobank Internacional, payable in 10 semi-annual installment of USD $125 starting November 18, 1999, with final payment due on May 18, 2004. The interest rate is LIBOR plus 0.5 points.

- The loan from Banca Quadrum, S.A., is payable in 42 installments and matures in December 2002.

(4) **Restrictive clauses of credit contracts**

During 2000, Jugos del Valle, S.A. de C.V., failed to comply with certain restrictive clauses set out in the simple, long-term credit contracts mentioned in Points 1 and 3, above, such as meeting certain financial ratios. This might result in the debt being called prematurely. The Company is currently negotiating the long-term consolidation of a substantial part of its debt.

(5) **Financial leases**

The Company entered into several financial leasing agreements for the acquisition of machinery and transportation equipment. These are payable in thirty-six monthly installments. The purchased equipment was pledged as guarantee for the agreements.

(6) **Combibloc, Inc.**

On January 12, 1996, the Company entered into an agreement with Combiblock, Inc., for the purchase, with ownership reserve, of three filling machines. The term of the agreement is for five years, with payment of the first machine initiating in August 1996, then to continue in yearly payments starting in January, July and August 1997, respectively. The principal of the loan, in thousands of US dollars, is US$3,432, payable in US dollars and without interest. As of December 31, 2000, the outstanding balance amounted to US$601.

(7) **Sucos del Valle Do Brasil, LTDA (Subsidiary Company)**

Sucos del Valle Do Brasil, LTDA obtained a loan in reales from the Banco Nacional de Desenvolvimiento Económico Social-BNDES of R$ 13,460,371, for the construction of an industrial unit to produce juices, located in the city of Americana, and for paying for domestic machinery and equipment within the criteria established by FINAME. The loan bears interest at 5% per year over the long-term interest rate. Payment is over six years in 60 monthly payments, the first payment becoming due on February 15, 2001 and the last on March 15, 2006. The operation is guaranteed by a mortgage on the land, machinery and equipment and the building of the industrial plant located in the city of Americana, Brazil. On December 19, 2000, the Company requested an extension for beginning amortizing the principal.

(8) **Rabobank International, S.A.**

During January, March and November of 1999, Sucos del Valle Do Brasil, LTDA obtained an unsecured loan from Rabobank Internacional, S.A. for USD$ 2,630, to be used for financing foreign machinery and equipment. Payments were due in February, April and July of 2000 for USD 789, USD 1,258 and USD 583 respectively, at an interest rate of LIBOR plus 3.5 points. These loans were guaranteed Jugos del Valle, S.A. de C.V., and were liquidated on the dates mentioned.

(9) On August 22, 2000, Florida7, S.A. de C.V. restructured its debt with Citrofrut, S.A. de C.V., by signing six monthly notes beginning in December 2000 at a LIBOR interest rate of 6.62% beginning as of the date of the debt restructuring.

NOTE 8- LABOR LIABILITIES AND VOLUNTARY RETIREMENT PLAN

The Company has a voluntary retirement plan, applicable only to its unionized workers of the Tepozotlán facilities (State of Mexico), in accordance with Clause 61 of the Collective Work Agreement.
The seniority-premium plan covers all Company personnel. As of December 31, 2000, in accordance with Bulletin D-3, issued by the Mexican Institute of Public Accountants, the Company had established reserves to cover the payment of seniority premiums and the voluntary retirement plan. These were determined by independent experts through actuarial studies, by applying the projected-unitary-cost method.
As of December 31, 2000,1999 and 1998, the current values of these obligations and the rates used in calculating them were as follows:

	Seniority premium	Voluntary retirement plan	Total
As of December 31,2000:			
Obligations for current benefits	$ 6,691	$ 3,005	$ 9,696
Obligations for projected benefits	$ 9,058	$ 5,961	$ 15,019
Assets of the plan	(1,582)	-	(1,582)
Transition (liability) assets, not amortized	(1,547)	(1,236)	(2,783)
Variations due to assumptions and adjustments from experience	(2,252)	(2,458)	(4,710)
Projected liabilities, net	$ 3,677	$ 2,267	$ 5,944
Net cost for the period	$ 2,241	$ 669	$ 2,910
Contribution to the Fund	$ 805	$ -	$ 805
Amortization period of transitory obligation (yrs)	19.51	19.44	

The most important assumptions used in the determination of the net cost of the period of the plan are the following:

	Yearly rates
Discount rate used to reflect the current value of obligations.	5.50%
Rate of increase in future wage levels	1.50%

NOTE 9- COMMITMENTS AND CONTINGENCIES

As of December 31, 2000, the Company had the following commitments:

1) Jugos del Valle, S.A. de C.V. is jointly liable for the loans granted to Sucos del Valle Do Brasil, LTDA (Subsidiary Company) as follows:

	Currency	Due date	Amount
Banco Nacional de Desenvolvimiento Econ6mico Social -BNDES (I)	Resales	January 15, 2006	R$ 13,460,371

(I) Restoration loan in reales for six years, including a grace period of one year at a preferential interest rate called TJLP, plus a SPREAD of five points.

2) In May 2000, Jugos del Valle, S.A. de C.V. and some subsidiaries were sued in New York state courts, together with other companies and shareholders of the company. The lawsuit alleges that the Company, some subsidiaries, other companies and some shareholders acquired representative shares of capital stock of Jugos del Valle, S.A. de C.V. as a result of exercising an alleged option for the sale of shares. The cost that the plaintiff asks for the sale of these shares is not less than USD $66,200,000. Jugos del Valle, S.A. de C.V. and its subsidiaries believe that the lawsuit against them is without foundation and is defending itself vigorously in court.

3) Grupo Embotellador del Valle, S.A. de C.V. (Subsidiary de Promotora del Valle Guajardo, S.A. de C.V.) has various federal and labor contingencies from Fiscal Years 1998 and later. As of the date of this report, the studies and agreements with the respective authorities have not been concluded. Therefore, it was not possible to determine the real amount of taxes and evaluate if reserves are sufficient. However, these contingencies have been recognized by the Guajardo family (former owners) and they assume responsibility for payment arising from any demand or lawsuit, according to the agreement signed January 3, 2001. To date there have been no guarantees respecting this signed.

4) Florida7, S.A. de C.V. has a commitment to rent a building located at Calzada México - Xochimilco # 288, lasting until December 31, 2001 with monthly rent of US$35,000.

   It also is obligated to leave the building on December 31, 2001. If the Company fails to do so, it will have to pay a monthly rent of US $105,000 plus Value-Added Tax.

   It also has commitments to contract with deferred rent of machinery whose amounts vary according to the function of the production.

5) There is a contingent liability arising from other labor obligations mentioned in Paragraph 2 of Note 3j.

NOTE 10- SHAREHOLDERS' EQUITY

a) Capital stock

As of December 31, 2000and 1999, the capital stock of Jugos del Valle, S.A. de C.V., was variable, with a fixed minimum with no withdrawal rights of $58,222 (historical value), represented by 58,835,709 common nominative Class I, Series B shares with no par value, all fully subscribed to, paid for, clear and freely subscribed.

Variable capital stock will be unlimited, with withdrawal rights, and is represented by Class II ordinary nominative shares with no par value.

As of December 31, 2000, the capital stock of Jugos del Valle, S.A. de C.V., consisted of:

	Shares	Amount
Outstanding shares:		
Authorized capital stock	58,835,709	$ 58,222
Treasury shares	(684,000)	(677)
Capital stock outstanding at year's end	58,151,709	57,545
Increase from restatement expressed in constant pesos With purchasing power as of December 31, 2000		278,191
Total capital stock		$ 335,736

During the year ended December 31, 2000, the Company repurchased 301,000 of its shares, and placed 767,000 shares back on the market. As of December 31, 2000, the Company held 684,000 shares in Treasury, which represented a $677 decrease (historical value) in Capital stock.

The changes in the numbers of shares outstanding stood as follows:

	2000	1999
Shares outstanding at the beginning of the year	57,685,709	57,005,709
Shares bought back	(301,000)	(709,000)
Shares resold	767,000	1,389,000
Shares outstanding at year's end	58,151,709	57,685,709

At a General Ordinary Meeting of Shareholders held on April 30, 1998, Shareholders agreed to create a fund for the sale of Company shares and its subsidiaries to its officers. As of the date of these Financial Statements, there has been no movement on this issue.

b) Retained Earnings:

Under Mexico's current Income Tax Law, corporate entities can declare dividends, charged to the net fiscal profit account, (*CUFIN*) or the Net Fiscal Profit Reinvestment account (*CUNIFRE*) tax-free. Dividends paid, but not out of the *CUFIN* or *CUNIFRE*, will be subject to payment of income tax at a rate of 35% multiplied by a factor of 1.5385.

As of January 1, 1999, the Company is responsible for withholding income tax at the rate of 5%, multiplied by a factor of 1.5385, on dividends paid out of the *CUFIN* to individuals and residents abroad. Should the dividends come from the balance of the *CUFIN* to December 31, 1998, the applicable multiplying factor is 1.515. These rates can be modified with the benefits granted by agreements Mexico has concluded with other countries to avoid double taxation.

In case of a reduction in capital, the excess of Shareholders´ equity over the restated contributions will be treated as a dividend, in accordance with Mexico's current Income Tax Law.
Balances in the Shareholders´ equity accounts are as follows:

	2000
Contributed capital account	$ 408,143
Net fiscal profit account	743,627
	$ 1,151,770

In accordance with Mexico's current Law on Mercantile Societies, the 5% from retained earnings must be set aside until the legal reserve constitutes 20% of the Company's capital stock shown in the Financial Statements.

At a General Ordinary Meeting of Shareholders held on December 23, 1998, it was agreed to delegate to the Board of Directors of the Company the broadest power to declare the payment, amount, terms, date and other conditions related to a dividend, whose maximum amount could be up to the total in the retained earnings account pending distribution on December 31, 1998.

On January 27, 1999, at a meeting of the Board of Directors of the company, it was agreed among other things to pay a cash dividend of $135,000 ($161,144 restated value) as of February 8, 1999, upon presentation of outstanding shares.

c) Shareholders´ Equity

As of December 31, 2000 and 1999, Shareholders´ equity, at historical values and restated complement, was as follows:

	2000	1999
Capital stock	$ 57,545	$ 57,084
Premium on issuance of shares	73,774	73,774
Legal reserve	11,282	11,282
Reserve for buyback of shares	21,195	19,461
Retained earnings	759,600	380,725
Restatement of Shareholders´ equity (1)	758,229	758,070

Excess in restatement of Shareholders´ equity	86,357	137,089
Accumulated effect of deferred income tax	(344,439)	-
Minority interest	6,409	11,776
	$ 1,429,952	$ 1,449,261

(1). As of December 31, 2000 and 1999, the restated Shareholders´ equity account stood as follows:

	2000	1999
Capital stock	$ 278,191	$ 278,159
Premium on issuance of shares	166,959	166,959
Legal reserve	16,905	16,905
Reserve for buyback of shares	53,248	53,121
Retained earnings	242,926	242,926
	$ 758,229	$ 758,070

NOTE 11. INCOME TAX (IT), TAX ON ASSETS (TA), AND WORKERS' PROFIT SHARING (WPS)

The income shown in the Financial Statements differs from tax results due mainly to (a) the effect of permanent differences in items included in the Income Statements in order to reflect the effects of inflation; and (b) to non-significant timing differences affecting financial and tax results over several fiscal years.

Under Mexico's current Tax Laws, Companies must pay the higher of IT and TA. Both taxes recognize the effects of inflation, albeit differently from Mexican Generally Accepted Accounting Principles. Mexico's current Tax on Assets Law establishes a tax rate of 1.8% on restated assets, inventories, properties, plants and equipment, minus certain liabilities.

a) As of December 31, 2000, the net charge to results for Income Tax and Workers´ Profit-Sharing were as follows:

	Amounts	
	Incurred	Deferred
Income tax	$ 14,406	$ (16,973)
Workers' profit sharing	1,239	-
	$ 15,645	$ (16,973)

The Company does not recognize the effect of deferred income tax for those temporary items that were applied directly to Shareholder's equity without going to results. The Income Tax not recognized in Shareholders´ Equity is $17,756.

b) The Income Tax rate is 35%, but the Company must pay at a 30% rate. The remaining 5%, now recognized as a liability, will be paid at the time dividends are distributed. The effective Income Tax rate differs from the theoretical rate, due principally to certain permanent differences and effects of inflation.

c) The determination of deferred Income Tax was made through the assets and liabilities method, which compares the accounting and tax values of these items. This comparison results in timing differences to which the corresponding tax rates are applied. Deferred Workers´ Profit-Sharing is determined by temporary differences resulting from comparison of the entries in the Statement of Income with the integration of the taxable base for legal purposes.

Deferred Tax on Assets corresponds to the amount refundable that has been paid in excess of the Income Tax incurred. It may be refunded or compensated for according to current legal provisions. This entry decreases the liability for deferred Income Tax.

As of December 31, 2000 the principal concepts in the Deferred Taxes balance are as follows:

		2000
Liabilities (Assets) for deferred Income Tax.		
Inventories	$	266,261
Machinery and equipment		793,683
Provisions for liabilities		(15,763)
Others		(6,982)
Fiscal losses to amortize		(99,852)
Net liabilities (fiscal base)		937,347
Income Tax rate		35%
		328,071
Less – Tax on Assets recoverable		(28,929)
Total deferred Income Tax	$	299,142

d) Tax on Assets recoverable:

Jugos del Valle, S.A. de C.V., and Subsidiaries have generated TA, on which a reimbursement may be requested over the next ten years in when the IT for any single year is higher than the year's TA.

For the year ended December 31, 2000, Jugos del Valle, S.A. de C.V., generated a fiscal profit of $ 49,733, incurring Income Tax of $ 17,407, which was credited against provisional payment of Tax on Assets.

Tax on Assets recoverable is now recognized as an asset in deferred Income Tax and an advance payment are as follows:

Year of Origin	Tax on assets Historical	Tax on assets Restated	Expiration Year
1993	$ 186	$ 672	2003
1994	309	1,044	2004
1995	340	834	2005
1996	543	1,010	2006
1997	8,708	13,461	2007
1998	662	887	2008
1999	7,696	8,768	2009
2000	2,246	2,253	2010
	$ 20,690	$ 28,929	

e) Amortized Tax Loss:

As of December 31, 2000, Jugos del Valle, S.A. de C.V., and Subsidiaries had accumulated tax-loss carry-forwards amounting to $101,959 (fiscally restated), because of which it is now recognized as an asset for deferred Income Tax, which may be amortized against taxable earnings obtained over the ten fiscal years following their generation:

Year of Origin	Tax loss Historical		Tax loss Restated		Expiration year
1995	$	56	$	134	2005
1996		475		890	2005
1997		6,285		10,484	2007
1998		2,964		3,791	2008
1999		41,794		48,053	2009
2000		37,625		38,607	2010
	$	89,199	$	101,959	

f) As of December 31, 2000, there are taxable temporary differences related to Workers´ Profit-Sharing, principally of inventories. Therefore, the liability for deferred Workers' Profit-Sharing has not been recorded, because the Company's Management believes that this liability will not occur due to the continuity and recurring nature of its operations. There are also permanent differences which have not been determined, principally for the restatement of fixed assets that are believed will effect Workers' Profit-Sharing incurred in the future.

NOTE 12. POSITION IN FOREIGN CURRENCY

The following information is expressed in thousands of US dollars, as this is the Company's chief foreign currency.

As of December 31, 2000 and 1999, the Company held the following position in US dollars:

		2000		1999
Current assets	US$	12,645	US$	15,812
Liabilities:				
Current		(22,965)		(27,985)
Long-term		(24,841)		(16,057)
		(47,806)		(44,042)
Net liability	US$	(35,161)	US$	(28,230)

The foreign-exchange rates as of December 31, 2000 and 1999, stood at $9.5722/US$1.00, $9.5222/US$1.00 and $9.8650/US$1.00, respectively. As of March 15, 2001, date of issue of these Consolidated Financial Statements, the foreign-exchange rate stood at $9.5843/US$1.00.

As of December 31, 2000 and 1999, the position in non-monetary assets, the replacement value of which is determined in foreign currency, was as follows:

		2000		1999
Machinery and equipment	US$	41,907	US$	58,082
Investments in progress		4,344		3,710
Inventories		6,236		7,113
	US$	52,487	US$	68,905

As of December 31, 1999, the Company had entered into a forward contract with Citibank México, S.A. de C.V., for US$10,800, which was executed on April 19, 1999, and covers the Company from a foreign-exchange rate of $11.00/US$1.00. The date of liquidation of the contract is March 31, 2000, which was paid on the date indicated and which caused a loss of $18,576.

During 2000 and 1999, the Company carried out the following transactions in thousands of US dollars:

Balance		2000		1999
Expenditures:				
Raw-material imports	US$	18,201	US$	16,674
Machinery and equipment		106		1,017
Others		3,270		5,469
		21,577		23,160
Income:				
Merchandise exports		25,169		36,866
Surplus balance	US$	3,592	US$	13,706

The following is a condensed presentation of information from the main captions of the Consolidated Balance Sheets and Statements of Income of the Subsidiaries abroad, as of December 31, 2000 and 1999.

		2000		1999
Assets	US$	76,433	US$	39,564
Liabilities		79,040		38,892
Shareholders' Equity		(2,607)		672
Net sales		39,181		31,392
Costs and expenses		44,864		26,527
Other income (expenses), Net		(2,952)		-

NOTE 13- COMPREHENSIVE COST (INCOME) OF FINANCING

	2000	1999
Interest, Net	$ 139,061	$ 172,945
Foreign-exchange fluctuations, Net	30,351	24,506
(Profit) from monetary position	(76,534)	(54,634)
	$ 92,878	$ 142,817

NOTE 14- SALE OF SUBSIDIARY

On January 10, 2001, the Company entered into a sales contract by which Promotora del Valle Guajardo, S.A. de C.V. and Grupo Embotellador del Valle, S.A. de C.V., sold to Esencias y Concentrados, S.A. de C.V. and Distribuidora de Refrescos Mexicanos, en N.L., S.A. de C.V., their interest in shares (100%) of Embotelladora América, S.A. de C.V. The result of this operation as of December 31, 2000 is as follows:

a) Embotelladora América, S.A. de C.V. (company sold)

Company Management decided to exclude it from the equity-interest method and in the consolidated statements of Promotora del Valle Guajardo, S.A. de C.V. and Subsidiaries, because Embotelladora América, S.A. de C.V. during 2000 was not in operation and was in a state of technical bankruptcy. Furthermore, the company in 2000 sold all its fixed assets in order to liquidate liabilities. There is therefore no possibility of it continuing as a going concern.

b) Below is a summary of entries which were recognized in the results for 2000 from the sale of Embotelladora América, S.A. de C.V.

Statement of Income:	2000
Equity interest in results From subsidiaries, unconsolidated	$ 6,897
Discontinued operations:	
Cancellation of commercial credit	$ (76,487)
Cancellation of accounting value of shares (Equity method)	23,576
Total accounting cost of subsidiary sold	(52,911)
Price of sale of shares	146
Total net loss on sale of subsidiary	$ (52,765)

c) Condensed financial information of Embotelladora América, S.A. de C.V. to December 31, 2000, (date of sale for accounting purposes), is as follows:

	December 31,	
Balance Sheet:	2000	1999
Current assets and other assets	$ 2,980	$ 12,613
Fixed assets	-	16,071
Current liabilities	(26,556)	(71,450)
Shareholders' Equity	$ 23,576	$ 42,766

	January to December	
Statement of Income	2000	1999
Income	$ 1,947	$ 57,935
Costs and expenses	(1,392)	(69,853)
Other income (expenses)	6,582	(7,471)
Taxes	(240)	(214)
Profit (loss), Net	$ 6,897	$ (19,603)

NOTE 15- EXTRAORDINARY AND SPECIAL ITEMS

As of December 2000 and 1999, the extraordinary and special items were integrated as follows:

	2000	1999
Recovery of taxes from previous fiscal years		
From FY96 to FY00 (a).	$ 538,442	$ -
From FY95 (c).	-	11,541
From FY90 to FY94 (b).	-	15,583
	538,442	27,124
Recovery of special production tax (b)	58,851	136,191
Industrias Alimenticias de Zacatecas, S.A. de C.V.	-	(5,945)
Asesores y Promotores de Mercado, S.A. de C.V.	-	139
	597,293	157,509
Other items (d)	(3,607)	(8,614)
	$ 593,686	$ 148,895

a) Judgment in favor of Jugos del Valle, S.A. de C.V.

During 1999, Mexico's Supreme Court of Justice issued an injunction against the Mexican Federal government and in favor of Jugos del Valle, S.A. de C.V., declaring unconstitutional Article 2-A, section I, clause b), number 1 of Mexico's Value-Added Tax Law as violating the guarantee of tax equality. As a result of this, Jugos del Valle, S.A. de C.V. acquired in principle the right to recover all amounts paid as Value-Added Tax since 1996.

On January 10, 2001, final judgment was rendered in favor of Jugos del Valle, S.A. de C.V. The judgment determined that the undue payment of Value-Added Tax from January 1, 1996 to October 31, 2000 totaled the net amount of $1,318,831. From the judgment rendered by the Second Hall of Mexico's Supreme Court, in Revised Injunction No. 2743/97, it was determined that Jugos del Valle, S.A. de C.V., would receive as a unitary payment the net amount of $1,318,831 as a refund of Value-Added Tax corresponding to the period January 1, 1996 to October 31, 2000. This amount was refunded on January 12, 2001.

b) On May 16, 1999 (ratified March 31, 2000), Jugos del Valle, S.A. de C.V., received a judgment in its favor regarding refund of the Special Tax on Production and Services (IESPyS) unduly paid, corresponding to the period from January to November 1990 for $ 20,625. ($ 187,595 net restated value).

On January 10, 2001, final judgment was rendered in favor of Jugos del Valle, S.A. de C.V. The undue payment of IESPyS corresponding to Fiscal Year 1990 was determined to be $ 187,595, arising from the judgment rendered by Mexico's Tax Court (Pleno Tribunal Fiscal de Federación). In Judgment No 100(14)-P-4/97/1289/96, the court determined that Jugos del Valle, S.A. de C.V., would receive a unitary payment as refund IESPyS corresponding to Fiscal Year 1990 the net amount of $187,595. This was refunded on January 12, 2001.

From the information mentioned in Paragraphs a) and b) above, Jugos del Valle, S.A. de C.V. has recorded in its balance sheets tax recoverable of $ 1,506,426 Net ($ 1,318,831 of Value-Added Tax and $ 187,595 of IESPyS) in 2000, $124,992 ($136,191 restated value) of IESPyS in 1999. In other accounts payable there is a reserve for expenses associated with these refunds payable of $ 777,498.

The net effect on the results for 2000 is as follows:

Extraordinary item:	2000
Recovery of taxes from previous years	
Total refunds received of Value-Added Tax and IESPyS, Net	$ 728,928
Provision for IESPyS in 1999	(124,992)
Other entries	(6,643)
Net Total of recovered taxes from Previous years	$ 597,293

c) During 1998, Mexico's Supreme Court upheld on appeal Jugos del Valle, S.A. de C.V., judgment on the unconstitutionality of the "Decree to Reform and Add Various Provisions to the Law on Value-Added Tax", which was in force between April and August 1995, The court ordered that that juices and nectars be treated as food products, and therefore exempt from Value-Added Tax. This resulted in the recovery of $10,007 ($11,541 restated value) in Value-Added Tax in 1999, and $61,131 ($68,662 restated value) in 1998.

d) During 2000, Grupo Embotellador del Valle, S.A. de C.V. and Asesores y Promotores de Mercado, S.A. de C.V. (Subsidiary Companies), incurred extraordinary payments of $(3,607), arising from their structural reorganization and from closing the San Luis Potosí plant in December 2000.

NOTE 16- PROFIT PER SHARE

As of December 31, 2000, the following figures were used to determine the basic profit (loss) per ordinary share, based on the weighted average of ordinary shares outstanding, as follows:

	Amounts	Weighted average of shares	Pesos per share (I)
Profit (loss) from continuous operations	$ (172,246)	58,246,464	$ (2.96)
Discontinued operations	(52,765)	58,246,464	(0.90)
Extraordinary items	593,686	58,246,464	10.19
Net profit for the year	$ 368,675	58,246,464	$ 6.33

(I) Basic profit (loss) per ordinary share

NOTE 17- SUBSEQUENT EVENT

On January 3, 2001, Jugos del Valle S.A. de C.V., represented by Mr. Eduardo Marino, and the Guajardo Family, represented by Mr. Carlos Guajardo Martínez; agreed to terms whereby Jugos del Valle, S.A. de C.V. would acquire 10% of the shares of Promotora del Valle Guajardo, S.A. de C.V in the hands of shareholders of the Guajardo Family. This operation is estimated to be completed in April 2001, and the price of shares will be determined according to the formulas established in the option clause of the Master Contract dated December 16, 1998 and signed by both parties.

Once the option is exercised, Jugos del Valle S.A. de C.V. will pay the balance of the price of the actions in dollars at the exchange rate prevailing at the date the contract was signed, in four quarterly installments, counted from the date of signing, with payments at the exchange rate prevailing at the date of payment.